Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.Exhibit 96.3

Notice

Weir International, Inc. (WEIR) was retained by Arch Resources, Inc. (Arch) to prepare this Technical Report Summary (TRS) related to Arch’s Black Thunder Mine.  This report provides a statement of Arch’s coal reserves and resources at its Black Thunder Mine and has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (CFR) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use of Arch and its affiliates and is effective as of December 31, 2021.

This report was prepared by full-time WEIR personnel who meet the SEC’s definition of Qualified Persons (QPs) with sufficient experience in the relevant type of mineralization and deposit under consideration in this report.

In preparing this report, WEIR relied upon data, written reports and statements provided by Arch. WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by Arch is reasonable and reliable for use in this report.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared.  Estimates presented herein are considered reasonable.  However, they should be accepted with the understanding that with additional data and analysis available subsequent to the date of this report, the estimates may necessitate revision which may be material.  Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

WEIR and its personnel are not affiliates of Arch or any other entity with ownership, royalty or other interest in the subject property of this report.

WEIR hereby consents (i) to the use of Arch’s Black Thunder Mine coal reserve and resource estimates as of December 31, 2021, (ii) to the use of WEIR’s name, any quotation from or summarization of this TRS in Arch’s SEC filings, and (iii) to the filing of this TRS as an exhibit to Arch’s SEC filings.

Qualified Person: /s/ Weir International, Inc

Date:February 10, 2022

Address:Weir International, Inc.

1431 Opus Place, Suite 210

Downers Grove, IL 60515

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

TABLE OF CONTENTS

Page

1.0 Executive Summary1

1.1 Property Description1

1.2 Geological Setting and Mineralization3

1.3 Exploration3

1.4 Development and Operations4

1.5 Mineral Reserve and Resource Estimate5

1.6 Economic Evaluation6

1.7 Environmental Studies and Permitting Requirements7

1.8 Conclusions and Recommendations9

2.0 Introduction11

2.1 Registrant11

2.2 Terms of Reference and Purpose11

2.3 Sources of Information and Data12

2.4 Details of the Personal Inspection of the Property13

2.5 Previous TRS14

3.0 Property Description15

3.1 Property Location15

3.2 Property Area15

3.3 Property Control15

3.4 Mineral Control16

3.5 Significant Property Encumbrances17

3.6 Significant Property Factors and Risks18

3.7 Royalty Interest18

4.0 Accessibility, Climate, Local Resources, Infrastructure, and Physiography19

4.1 Topography, Elevation, and Vegetation19

4.2 Property Access20

4.3 Climate and Operating Season20

4.4 Infrastructure21

5.0 History23

5.1 Previous Operations23

5.2 Previous Exploration and Development23

6.0 Geological Setting, Mineralization, and Deposit25

6.1 Regional, Local, and Property Geology25

6.1.1 Regional Geology25

6.1.2 Local Geology27

6.1.3 Property Geology27

6.2 Mineral Deposit Type and Geological Model27

6.3 Stratigraphic Column and Cross Section28

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7.0 Exploration30

7.1 Non-Drilling Exploration30

7.2 Drilling 30

7.3 Hydrogeology32

7.4 Geotechnical Data33

7.5 Site Map and Drillhole Locations34

7.6 Drilling Data35

8.0 Sample Preparation, Analyses, and Security36

8.1 Sample Preparation Methods and Quality Control36

8.2 Laboratory Sample Preparation, Assaying, and Analytical Procedures36

8.2.1 Laboratory36

8.3 Quality Control Procedures and Quality Assurance37

8.4 Sample Preparation, Security, and Analytical Procedures Adequacy37

9.0 Data Verification39

9.1 Data Verification Procedures39

9.2 Data Verification Limitations40

9.3 Adequacy of Data40

10.0 Mineral Processing and Metallurgical Testing41

10.1 Mineral Processing Testing and Analytical Procedures41

10.2 Mineralization Sample Representation41

10.3 Analytical Laboratories41

10.4 Relevant Results and Processing Factors41

10.5 Data Adequacy42

11.0 Mineral Resource Estimates43

11.1 Key Assumptions, Parameters, and Methods43

11.2 Estimates of Mineral Resources46

11.3 Technical and Economic Factors for Determining Prospects of Economic Extraction47

11.4 Mineral Resource Classification47

11.5 Uncertainty in Estimates of Mineral Resources50

11.6 Additional Commodities or Mineral Equivalent51

11.7 Risk and Modifying Factors52

12.0 Mineral Reserve Estimates53

12.1 Key Assumptions, Parameters, and Methods53

12.2 Estimates of Mineral Reserves54

12.3 Estimates of Reserve Cut-off Grade55

12.4 Mineral Reserve Classification55

12.5 Coal Reserve Quality and Sales Price56

12.6 Risk and Modifying Factors57

13.0 Mining Methods57

13.1 Geotechnical and Hydrological Models58

13.1.1 Geotechnical Model58

13.1.2 Hydrogeological Model59

13.1.3 Other Mine Design and Planning Parameters60

13.2 Production, Mine Life, Dimensions, Dilution, and Recovery60

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13.0 Mining Methods (Cont.)

13.2.1 Production Rates60

13.2.2 Expected Mine Life61

13.2.3 Mine Design Dimensions61

13.2.4 Mining Dilution62

13.2.5 Mining Recovery62

13.3 Development and Reclamation Requirements64

13.3.1 Surface Development Requirements64

13.3.2 Reclamation (Backfilling) Requirements64

13.4 Mining Equipment and Personnel64

13.4.1 Mining Equipment64

13.4.2 Staffing65

13.5 Life of Mine Plan Map67

14.0 Processing and Recovery Methods69

14.1 Material Handling Process and Flowsheet69

14.2 Material Handling System Design, Equipment Characteristics, and Specifications72

14.3 Energy, Water, Process Materials, and Personnel Requirements72

15.0 Infrastructure73

15.1 Roads 73

15.2 Rail 73

15.3 Power 73

15.4 Water 73

15.5 Pipelines73

15.6 Port Facilities, Dams, and Refuse Disposal74

15.7 Map of Infrastructure74

16.0 Market Studies76

16.1 Markets 76

16.2 Material Contracts78

17.0 Environmental Studies, Permitting, and Local Individuals or Groups Agreements79

17.1 Environmental Studies79

17.2 Refuse Disposal and Water Management83

17.3 Permits and Bonding84

17.4 Local Stakeholders85

17.5 Mine Closure Plans85

17.6 Environmental Compliance, Permitting, and Local Individuals or Groups Issues86

17.7 Local Procurement and Hiring Committments86

18.0 Capital and Operating Costs87

18.1 Capital Expenditures87

18.2 Operating Costs and Risks88

19.0 Economic Analysis91

19.1 Assumptions, Parameters, and Methods91

19.2 Economic Analysis and Annual Cash Flow Forecast92

19.3 Sensitivity Analysis93

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20.0 Adjacent Properties95

21.0 Other Relevant Data and Information96

22.0 Interpretations and Conclusions97

22.1 Summary of Interpretations and Conclusions97

22.2 Significant Risks and Uncertainties97

23.0 Recommendations99

24.0 References100

25.0 Reliance on Information Provided by the Registrant101

FIGURES

Figure 1.1-1 General Location Map2

Figure 6.3-1 Stratigraphic Column28

Figure 6.3-2 Wyodak Seam Cross Section Northwest to Southeast29

Figure 7.5-1 Drillhole Collar Locations34

Figure 11.4-1 Variogram Model - Wyodak Seam Thickness49

Figure 13.5-1 Life of Mine Plan68

Figure 14.1-1 Simplified Material Handling Flowsheets71

Figure 15.7-1 Mine Infrastructure75

Figure 16.1-1 Historical PRB Spot Price77

Figure 16.1-3 Historical and Projected Coal Sales Price78

Figure 18.1-2 Historical and Projected LOM Plan Capital Expenditures87

Figure 18.2-1 Black Thunder Mine Historical and LOM Plan Operating Costs88

Figure 19.1-1 Historical and Projected Coal Sales Price92

Figure 19.3-1 Net Present Value Sensitivity Analysis94

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Black Thunder Mine

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TABLES

Table 1.5-1 In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 20215

Table 1.5-2 Recoverable Coal Reserve Tonnage and Quality Estimate, as of December 31, 20216

Table 1.6-1 Key Operating Statistics7

Table 1.7-1 Black Thunder Mining and NPDES Permits8

Table 1.7-2 Black Thunder Mine Permitted Area, Reclamation Liability, and Bonds8

Table 3.3-1 Property Control16

Table 3.4-1 Mineral Control16

Table 3.5-1 Permit List17

Table 7.2-1 Drilling Programs31

Table 11.1-1 Stratigraphic Model Interpolators44

Table 11.1-2 Drillhole Statistics45

Table 11.2-1 In-Place Coal Resource Tonnage and Quality Estimate, as of December 31, 202146

Table 11.4-1 Theoretical Variogram Ranges49

Table 12.2-1 Reserve Estimate54

Table 12.2-2 Reserve Validation55

Table 12.5-1 Average Reserve Quality56

Table 13.2.1-1 Black Thunder Mine Historical Yards Moved, Tons Stripped and Produced, and Stripping Ratio60

Table 13.2.1-2 Black Thunder Mine LOM Plan Projected Yards Moved, Tons Stripped and Produced, and Stripping Ratio61

Table 13.4.1-1 Mining Equipment65

Table 13.4.2-1 Current Staffing65

Table 13.4.2-2 LOM Plan Staffing66

Table 13.4.2-3 Black Thunder Mine Manhours Worked, NFDL Injuries and NFDL Incidence Rate67

Table 17.3-1 Black Thunder Mining and NPDES Permits84

Table 17.3-2 Black Thunder Mine Permitted Area, Reclamation Liability, and Bonds85

Table 17.6-1 Environmental Achievements86

Table 19.2-1 Annual Cash Flow Forecast92

Table 19.2-2 After-Tax NPV, IRR, Cumulative Cash Flow, and ROI93

Table 19.2-3 Key Operating Statistics93

Table 22.2-1 Black Thunder Mine Risk Assessment Summary98

Table 25.1 Information Relied Upon from Registrant101

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.Exhibit 96.3

1.0	Executive Summary

WEIR was retained by Arch Resources, Inc. (Arch) to prepare a Technical Report Summary (TRS) related to Arch’s currently operating Black Thunder Mine. This report has been prepared in accordance with the United States Securities and Exchange Commission (SEC), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and Title 17 Code of Federal Regulations (CFR) §229.601(b)(96)(iii)(B) reporting requirements.

1.1	Property Description

The Black Thunder Mine is located approximately 50 miles south of Gillette, Wyoming, in Campbell County, within the Powder River Basin (PRB) coal producing region of the United States (see Figure 1.1-1).

The Black Thunder Mine permit and reserve boundary area includes approximately 62,066 acres of controlled mineral property.  Within that boundary, Arch controls the Upper and Main splits of the Wyodak Seam through 18 coal leases covering approximately 62,066 acres.

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Technical Report Summary

Black Thunder Mine

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Figure 1.1-1 General Location Map

Wyoming
GREAT PLAINS
UNITED STATES
Denver
N
Crook County
Wind Creek
Crook County
Weston County
Buffalo Creek
Raven Creek
Buffalo Creek
5246 ft
5066 ft
FIDDL CREEK FIEL
Campbell County
Weston County
Wright
Black Thunder Mine
CLARETON OIL FIELD
5287 ft
FROG CREEK OIL FIELD
Campbell County
Converse County
Weston County
Niobrara County
RED HILLS
0 2.5 5 10 15 20
Miles
Weir International, Inc.
Mining, Geology and Energy Consultants
Job 6304
February 2022

Figure 1.1-1
Black Thunder Mine
Campbell County Wyoming

General Location Map

Prepared For
Arch Resources, Inc.

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Technical Report Summary

Black Thunder Mine

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1.2	Geological Setting and Mineralization

The Powder River Coal Basin, of northeastern Wyoming, lies entirely within the boundaries of the Powder River structural and topographic basin.  Coal-bearing strata range in age from Upper Cretaceous in the Mesa Verde Formation to Eocene in the Wasatch Formation.  The Powder River Coal Basin covers parts of Campbell, Converse, Crook, Natrona, Niobrara, Johnson, and Weston Counties and is the largest coal basin in Wyoming.

The economically mineable coal in Campbell County occurs within the Tongue River Member of the Fort Union Formation. The Wyodak coal seam occurs at the top of the Fort Union Formation and is overlain by the Wasatch Formation. The coal is low sulfur, low ash, and is subbituminous C in rank.  Surface mineable coal deposits occur along the north-northwesterly striking subcrop of the Wyodak coal seam. The coal seam subcrops on the eastern edge of the lease and dips approximately two to three degrees to the west, with some slight rolling. This seam contains multiple benches or plys of coal of variable thicknesses, although in some local areas, it becomes one seam that reaches a thickness in excess of 100 feet.  Across the permit area, the Wyodak Seam ranges in thickness from 10 feet to 100 feet, averaging approximately 70 feet.

1.3	Exploration

Arch’s exploration activities exclusively involve drilling performed by competent contract drilling companies. Exploration drilling at Black Thunder Mine has been a two-stage approach.  Initial spot core drilling is conducted on a widely spaced, one-half mile, pattern in order to delineate potential lease areas.  Once the area has been leased, exploration drilling is conducted three to five years in advance of pit development.  Development drilling is generally conducted on a 500 feet north/south grid, with alternating rotary and spot core holes, in conjunction with dewatering endeavors. This arrangement results in a seam geometry data spacing of 500 feet and a coal quality data spacing of 1,000 feet. Drilling is conducted with rotary table drill rigs capable of drilling to depths of 1,000 feet.

All holes are geophysically logged with a standard coal suite tool consisting of gamma, density, caliper, and resistivity.

Coal sampling for the Upper split of the Wyodak Seam is in 1.0 foot increments for the top and bottom of the seam, and evenly proportioned samples of 5 to 10 feet for the remainder of the seam. Sampling for the Main split of the Wyodak Seam is in 1.5 feet increments for the top

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and bottom of the seam and 10 feet increments for the remainder of the seam.  All partings encountered, down to a thickness of 0.4 foot, are sampled separately.

A hole with significant lost core or crushed core can result in misleading data. Drillholes with core recovery of less than 90 percent are noted and subsequently reviewed and potentially excluded from geological and coal quality modeling.  WEIR did not exclude any holes for poor core recovery, as all of the drillholes within the Black Thunder Mine permit area attained core recovery of at least 90 percent.

WEIR finds the planning, implementation and supervision of Arch’s drilling programs, with all data derived from the drilling programs, to be consistent with industry standards, and sufficient and relevant for use in the estimation of reserves and resources.

1.4	Development and Operations

The mining method at the Black Thunder Mine is surface mining utilizing draglines and truck/shovel mining equipment. The surface mining method has been successfully utilized in the Powder River Basin since the 1970s, and in other coal producing regions of the United States.

The Black Thunder Mine is mining the Upper and Main splits of the Wyodak Seam, and parting interval within the seam, utilizing draglines, shovels, front-end loaders, trucks, dozers or scrapers in three long pits.

Historical coal production from the Black Thunder Mine is summarized as follows:

●	71.994 million tons in 2019
●	50.182 million tons in 2020
●	61.250 million tons in 2021

The Black Thunder Mine LOM Plan projects mining through December 2036, at an expected mine life of 16 years. The LOM Plan projects mining from three pits at Black Thunder Mine; the North, West and South pits.

Black Thunder currently operates a fleet of four draglines and nine shovels for overburden removal and four shovels for coal removal from the three pits. The pits will typically be 200 to 230 feet wide, with pit lengths ranging from 4,310 feet to 16,906 feet in the LOM Plan.  The typical pit configuration is an initial truck/shovel pass(s) for prestrip, since the draglines cannot

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

effectively handle the total burden. Cast blasting is normally implemented in the next pass prior to the dragline pass, and this pass sequence can require significant dozer material handling, utilizing Black Thunder Mine’s remote control dozer fleet. Subsequently, the dragline handles the quantity of material for which it was designed, in the next pass. The dragline performs multiple passes typically using a modified extended bench, which results in a spoilside pass before the Main Seam coal is mined.

Mining progresses in an orderly and sequential fashion to meet the required sales tonnage and coal quality. The current mining sequence south of State Highway 450, progresses in an east to west manner. North of State Highway 450, mining advances from south to north. Recovery of coal beneath the existing rail spurs, mine facilities, and State Highway 450 is deferred to the later years of the LOM Plan in order to utilize the existing surface facilities as long as possible.

1.5	Mineral Reserve and Resource Estimate

The Black Thunder Mine coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons.  Resources are reported in categories of Measured, Indicated and Inferred tonnage in accordance with Regulation S-K Item 1302(d), and summarized in Table 1.5-1as follows:

Table 1.5-1 In-Place Coal Resource Tonnage and Quality Estimate,

as of December 31, 2021

Notes:

●	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.
●	Resources stated as contained within a potentially economically mineable surface mine assuming a thermal coal product realizing a sales price of $14.66 per ton FOB Mine and operating cost of $13.15 per ton
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding

The conversion of resources to reserves at the Black Thunder Mine considers the effects of projected dilution and loss of product coal quality, projected mineral prices and operating costs, regulatory compliance requirements, and mineral control to determine if the saleable coal product will be economically mineable. The design of an executable mine plan that

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Technical Report Summary

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accommodates the planned mining equipment and provides a safe work environment is also considered.

The coal reserve tonnage representing the economically viable tonnage controlled by Arch, and estimated in accordance with Regulation S-K Item 1302(e), is summarized in Table 1.5-2 as follows:

Table 1.5-2 Recoverable Coal Reserve Tonnage and Quality Estimate,

as of December 31, 2021

Notes:

●	Raw recoverable Reserve tonnage based on mining recovery of 85 percent for surface mining the Upper split of the Wyodak Seam, and 92 percent for surface mining the Main split of the Wyodak Seam.
●	Mineral Reserves estimated at a sales price of $14.66 per ton FOB Mine and operating cost of $13.15 per ton
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding
●	Mineral Reserves are reported exclusive of Mineral Resources

WEIR depleted LOM Plan reserve tonnage using actual mine workings through September 30, 2021 and subtracted actual production, reported by Arch, for the remainder of the year to arrive at reserves as of December 31, 2021.

1.6	Economic Evaluation

WEIR prepared a Preliminary Feasibility Study financial model in order to assess the economic viability of the Black Thunder Mine LOM Plan. Specifically, plans were evaluated using discounted cash flow analysis, which consists of annual revenue projections for the Black Thunder Mine LOM Plan. Cash outflows such as capital, including preproduction costs, sustaining capital costs, operating costs, transportation costs, royalties, and taxes are subtracted from the inflows to produce the annual cash flow projections. No adjustments are made for inflation and all cash flows are in 2021 United States dollars. WEIR’s study was conducted on an un-levered basis, excluding costs associated with any debt servicing requirements. In its assessment of Net Present Value (NPV), WEIR utilized a discount rate of 10 percent.

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Technical Report Summary

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The Preliminary Feasibility Study financial model developed for use in this TRS was meant to evaluate the prospects of economic extraction of coal within the Black Thunder Mine resource area.  This economic evaluation is not meant to represent a project valuation. Furthermore, optimization of the LOM Plan was outside of the scope of this engagement.

The results of WEIR’s Preliminary Feasibility Study demonstrated an after-tax NPV of $512.0 million for the Black Thunder Mine LOM Plan. Key operational statistics for the LOM Plan, on an after-tax basis, are summarized in Table 1.6-1 as follows:

Table 1.6-1 Key Operating Statistics

A sensitivity analysis was undertaken to examine the influence of changes to assumptions for coal sales price, operating cost, capital expenditures, and discount rate on the base case after-tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed.

The Black Thunder Mine NPV is most sensitive to changes in coal sales price and operating cost. It is least sensitive to changes in discount rate and capital expenditures.

1.7	Environmental Studies and Permitting Requirements

As part of the permitting process required by the Wyoming Department of Environmental Quality (DEQ), numerous baseline studies and impact assessments were undertaken by Arch.

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Technical Report Summary

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These baseline studies and impact assessments included in the permit are summarized as follows:

●	Groundwater Inventory
●	Surface Water Quality and Quantity
●	Probable Hydrologic Consequences

The Black Thunder Mine has been issued mining permits and associated NPDES permits by the DEQ as shown in Table 1.7-1 as follows:

Table 1.7-1 Black Thunder Mining and NPDES Permits

The permitted area, bond amounts and reclamation liability for Permit 233 is shown in Table 1.7-2 as follows:

Table 1.7-2 Black Thunder Mine Permitted Area, Reclamation Liability, and Bonds

Arch currently employs approximately 1,024 personnel at the Black Thunder Mine and is projected to have a maximum employment of 1,078 personnel in 2022 and decreasing in subsequent years over the Black Thunder Mine LOM Plan.  The mine also creates substantial economic value with its third-party service and supply providers, utilities and through payment of taxes and fees to governmental agencies.

Permit No. 233 has not been cited for any permit violations since 2014, which is exceptional for a coal mining operation the size of the Black Thunder Mine.

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Based on WEIR’s review of Arch’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Arch’s efforts are adequate and reasonable in order to obtain approvals necessary relative to the execution of the Black Thunder Mine LOM Plan.

1.8	Conclusions and Recommendations

Arch has a long operating history of resource exploration, mine development, and mining operations at the Black Thunder Mine, with extensive exploration data utilizing drillholes, supporting the determination of mineral resource and reserve estimates, and projected economic viability.  The data has been reviewed and analyzed by WEIR and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with Regulation S-K 1300 requirements. There are 205.0 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 545.0 million clean recoverable tons of underground mineable reserves within the Black Thunder Mine as of December 31, 2021. Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Black Thunder Mine LOM Plan, considering historical mining performance, historical and projected thermal coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

The ability of Arch, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner.  Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable.  While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring.  It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

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WEIR assessed risks associated with the economic mineability of the Black Thunder Mine to be low to moderate and adds that the majority of the risks can be kept low and/or mitigated with proper planning and monitoring of the mining operations.

WEIR recommends that any future exploration work and mineral property acquisition should include what has been historically implemented related to the following:

Geology

●	Have an experienced geologist log core holes, measure core recovery, complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.
●	Geophysically log rotary holes to verify strata and coal thickness.
●	Continue to prepare laboratory analysis of any core hole samples.

Mine Plan

●	Continue to monitor the results of the dewatering wells to minimize groundwater flows and adverse impact on highwall stability.

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2.0	Introduction

2.1	Registrant

WEIR was retained by Arch (NYSE: ARCH) to prepare a TRS related to Arch’s currently operating Black Thunder Mine. The Black Thunder Mine is located approximately 50 miles south of Gillette, Wyoming, in Campbell County within the PRB coal producing region of the United States (see Figure 1.1-1).

2.2	Terms of Reference and Purpose

This TRS was prepared specifically for Arch’s Black Thunder Mine. The Upper and Main splits of the Wyodak Seam resources at the Black Thunder Mine have been classified in accordance with SEC mining property disclosure rules under Subpart 1300 and Item 601 (96)(B)(iii) of Regulation S-K.  Unless otherwise stated, all volumes, grades, distances, and currencies are expressed in United States customary units.

The accuracy of reserve and resource estimates are, in part, a function of the quality and quantity of available data at the time this report was prepared.  Estimates presented herein are considered reasonable. However, they should be accepted with the understanding that with additional data and analysis available subsequent to the date of this report, the estimates may necessitate revision which may be material.  Certain information set forth in this report contains “forward-looking information”, including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The assumptions used to develop the forward-looking information and the risks that could cause the actual results to differ materially are detailed in the body of this report.

The Black Thunder Mine is a permitted surface mine that commenced production of thermal coal in the fourth quarter of 1977.

For the Black Thunder Mine, as an established producing mine, this TRS reports both mineral reserves and resources (exclusive of reserves). Supporting the assessment of the economic mineability of reported reserves and prospects of economically feasible extraction of reported resources, this report includes summary detail of a Preliminary Feasibility Study conducted relative to the Black Thunder Mine.

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WEIR’s evaluation of Arch’s coal reserves and resources was conducted in accordance with SEC S-K 1300 definitions for Mineral Resource, Mineral Reserve and Preliminary Feasibility Study as follows:

●	Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
●	Mineral Reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
●	Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

2.3	Sources of Information and Data

The primary information evaluated for this study, including but not limited to maps, plans, schematics, drawings, and discussions, was as follows:

●	Geological data that was exclusively provided by Arch geology and engineering staff. The geological data includes drillhole information such as driller’s logs, geologist’s logs, both full and partial scans of geophysical logs, survey data, coal quality laboratory certificates, and MS Excel™ (Excel) versions of drillhole survey, lithology, and quality data. Additionally, WEIR was provided with modelled coal seam floor elevations and seam thickness contours, topography contours, and other base geological data.

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●	Mineral and surface ownership maps, and supplemental files were provided exclusively by Arch Land LLC, a subsidiary of Arch.
●	Site visits by WEIR Qualified Persons (QPs) on August 19, 2021.
●	Interviews between WEIR personnel and Arch personnel including
➢	President of Wyoming Operations
➢	Vice President of Geology & Exploration
➢	Director of Financial Analysis and Support
➢	Engineering Manager
➢	Sr. Engineer
●	Historical production, productivity, staffing levels, operating costs, capital expenditures, and coal sales revenue provided by Arch.
●	Life of Mine (LOM) projections and cost model provided by Arch.
●	Health, safety, and environmental issues discussed during interviews between WEIR personnel and Arch personnel.
●	Current mine permits, in addition to recent permit revisions and renewals provided by Arch.
●	Current and projected mine plans, including production, productivity, operating costs, and capital expenditures required to sustain projected levels of production for the Black Thunder Mine, provided by Arch, and which were all reviewed for reasonableness by WEIR.
●	Market outlook and coal sales price projections provided by Arch
●	Projected reclamation costs for mine closure activities provided by Arch.

A detailed list of all data received and reviewed for this study is provided in Sections 24.0 and 25.0 of this TRS.

2.4	Details of the Personal Inspection of the Property

WEIR personnel previously visited the Black Thunder Mine on July 24, 2019.  WEIR has also performed numerous annual audits of the Black Thunder Mine reserves for Arch’s annual SEC 10-K filings.

WEIR initially held discussions with mine management on July 21, 2021, to review questions relative to the Black Thunder Mine’s geology, mine plans and operations.  The management discussions included key topics as follows:

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●	Geology
●	Property
●	Infrastructure
●	Mine Plan, Production and Productivity
●	Operating Costs and Capital Expenditures
●	Marketing
●	Environmental and Compliance
●	Risks and Uncertainties

Subsequently. WEIR personnel visited the Black Thunder Mine on August 19, 2021. Areas of the mine visited included the following:

●	Mine office and bathhouse
●	Warehouse
●	Stockpiles
●	Rail Loadout
●	West Pit

In addition to observance of mine infrastructure, surface facilities and mining conditions, WEIR discussed the Black Thunder Mine LOM Plan with mine management personnel.

2.5	Previous TRS

This TRS is the initial TRS to be filed related to the Black Thunder Mine.

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3.0	Property Description

3.1	Property Location

The Black Thunder Mine is located approximately 50 miles south of Gillette, Wyoming in Campbell County, within the PRB coal producing region of the United States (see Figure 1.1-1).  The United States Geological Survey (USGS) 7.5-minute quadrangle map sheets, upon which the Black Thunder Mine can be found, are Hilight, Open A Ranch, Reno Reservoir, Piney Canyon NW, Teckla and Piney Canyon SW.

3.2	Property Area

The Black Thunder Mine permit area includes approximately 62,066 acres of controlled mineral property.

The Black Thunder Mine surface facilities are located within the Black Thunder permit area, near the central area of the mid-north boundary of the permit.  The surface facilities include mine administration, engineering, and operations offices, mine roads, laydown areas, ponds, crushers, rail loadouts, mine maintenance facilities, warehouse facilities, parking lots.  The total disturbed area for the Black Thunder Mine surface facilities is approximately 3,230 acres. The coal, backfill, and topsoil stockpiles represent approximately 5,300 additional acres of disturbed area.

3.3	Property Control

The Black Thunder Mine reserve boundary comprises approximately 62,066 acres. Within that boundary, Arch controls the Upper and Main splits of the Wyodak Seam through 18 coal leases covering approximately 62,066 acres.  Table 3.3-1 describes the various property control contracts.

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Table 3.3-1 Property Control

Each individual contract shown above may include more than one type of property control.

3.4	Mineral Control

Coal seam mineral rights are controlled by nine coal leases, six federal leases and seven state leases. All but two leases have minimum annual rental payments ranging from $480 to $18,225. All of the leases have a production royalty rate of 12.5 percent of  the Gross Sales Price (GSP). The leases have a minimum royalty that must be paid annually in order to maintain the lease, with the exception of one lease, which has a one-time minimum royalty payment. Three leases have additional annual rental agreements. The details of the mineral control contracts are listed in Table 3.4-1.

Table 3.4-1 Mineral Control

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Arch Land File Number	Document Type	Seams	Expiration Date
SCL-005	State Coal Lease	All seams leased	Upon Exhaustion
FCL-003	Federal Coal Lease	All seams leased	Upon Exhaustion
SCL-006	State Coal Lease	All seams leased	Upon Exhaustion
CL-2	Coal Lease Agreement	All seams leased	Upon Exhaustion
BT-270	Federal Coal Lease	All seams leased	Upon Exhaustion
FCL-004	Federal Coal Lease	All seams leased Surface mineable coal reserves in the Wyodak-Anderson coal zone. Generally contains two recoverable seams, the Upper Wyodak and the Middle Wyodak.	Upon Exhaustion
FCL-005	Federal Coal Lease	All seams leased	Upon Exhaustion
SCL-007	State Coal Lease	All seams leased	Upon Exhaustion

3.5	Significant Property Encumbrances

The Black Thunder Mine LOM Plan area is permitted with the Wyoming DEQ, Land Quality Division (LQD).

A list of Arch’s permits is shown in Table 3.5-1, with a more detailed description of the permits discussed in Section 17.3.

Table 3.5-1 Permit List

Since 2014, the Black Thunder Mine has not had a regulatory fine or violation from the Wyoming LQD.

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3.6	Significant Property Factors and Risks

Given Arch’s controlled interests at the Black Thunder Mine, which relate to property that is held, by and large, by Arch and the BLM, WEIR finds there are no significant issues affecting access to the coal interests, or the ability of Arch to execute the Black Thunder LOM Plan.

3.7	Royalty Interest

Arch, at the Black Thunder Mine, holds no royalty or similar interest in property that is owned or operated by another party.

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4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Topography, Elevation, and Vegetation

The Black Thunder property is located within the eastern flank of the Powder River Basin on the Missouri Plateau of the Northern Great Plains Province. The Powder River Basin is a topographic depression between the Big Horn Mountains on the west and the Black Hills on the east.  The topography of the property is comprised of rolling and rugged hills, with 500 to 1,000 feet of vertical relief, in the northern part of the basin, and gentle plains, with up to 500 feet of relief, in the southern part.  Surface elevations range from 4,000 feet above sea level in the north to 5,000 feet above sea level in the south.

Within the mine permit area, the terrain is gently rolling, except along the eastern edge of the property and to the south of Little Thunder Creek.  In these two areas, the property is transected by steep-sided, irregular gullies and washes, which drain into Little Thunder Creek, forming breaks in the plateau. Elevations within the mine permit area range from approximately 4,570 feet to 5,030 feet. The surface of the mine permit area is made up of eroded shale slopes, alluvial terraces and small playas, minor sheet wash, and floodplains. Scoria (clinker) ledges occur near “burn” lines.

The Black Thunder property consists mostly of two major vegetation types. These major vegetation types are Mixed Grass Prairie (Upland Grassland) and the Big Sagebrush Shrubland.

The Mixed Grass Prairie vegetation is generally found on moderately deep to deep soils on gently rolling to flat topography.  Perennial grasses are the dominant vegetative type here.  Western wheatgrass (Agropyron smithii), needleandthread (Stipa comata), blue grama (Bouteloua gracilis), prairie Junegrass (Koeleria macrantha), Sandberg bluegrass (Poa secunda) and threadleaf sedge (Carex filifolia) are generally the most common species encountered.  Cheatgrass (Bromus tectorum) is a common annual invasive species of grass that may be found during years favoring growth of this species.

The Big Sagebrush Shrubland plant community is found on a variety of soils on the area ranging from very poor and shallow to loamy and deep.  This vegetation type is also found on a wide range of topographies from very steep and rolling to relatively flat.  Perennial grasses

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also dominate the Big Sagebrush Shrubland vegetation, but big sagebrush (Artemisia tridentata) is the single most common individual species.  Other common perennial species on the Big Sagebrush Shrubland include needle and thread, western wheatgrass, prairie junegrass and blue grama.  Annual species such as cheatgrass may also be common on the Big Sagebrush Shrubland in certain years.

4.2	Property Access

The Black Thunder Mine is accessed from Interstate 90 from Gillette, Wyoming by traveling south on Wyoming State Highway 59 for 41.0 miles. Then turning east and traveling on Wyoming State Highway 450 for 9.7 miles. The mine entrance is located on the south side of the highway. The nearest town is Wright, Wyoming, which is located 1.9 miles north of Wyoming State Highway 450.

Rail transportation is provided by both the Union Pacific (UP) and Burlington Northern Santa Fe (BNSF) railroads with the main line running directly along the west side of the mine and spurs connecting to all three load outs. There is no river transportation available near the Black Thunder Mine.

The nearest airport is the Northeast Regional Airport located on Wyoming State Highway 59/ US Highway 14 on the north side of Gillette, Wyoming. Connecting flights are available from Rapid City Regional Airport and Denver International Airport.

4.3	Climate and Operating Season

The Black Thunder Mine property lies on the rolling high plains of northeastern Wyoming.  The property is approximately 200 miles east-northeast of the low-level Continental Divide of southeastern Wyoming, approximately 60 miles west of the Black Hills, and approximately 70 miles east of the Big Horn Mountains.  Climate in the high plains of northeastern Wyoming is influenced primarily by cold, dense air masses that flow across the Continental Divide from the west and northwest.  Since there are no mountains north of the high plains region, the plains are subjected to periodic outbreaks of Arctic air masses during the autumn, winter, and spring.  Each outbreak causes abrupt changes in weather such as northerly winds, dropping temperatures, and snow.  During the winter, cold, dense air masses originating from the Great Basin (a large basin that lies between the Sierra Nevada and Rocky Mountain ranges) frequently drain across the low-level Continental Divide through southern Wyoming and down into the North Platte Valley. The

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air accelerates to higher velocities and spreads over eastern Wyoming.  Some of this air moves northeastward toward the Black Thunder Mine, however, the prevailing northwesterly, westerly, and southeasterly surface wind flows observed at the mine property are due to the channeling of drainage winds between the Big Horn Mountains and the Black Hills.

The summer climate is typical for the high plains with light to moderate surface winds and occasional violent thunderstorms.  The thunderstorms generate most of the annual precipitation.  Wind gusts, from the occasionally severe thunderstorms, sometimes reach 60 to 80 miles per hour (mph) and may be followed by hail.  The climate of northeastern Wyoming can be classified as semi-arid since mean annual precipitation is approximately 13 inches and relative humidity is rather low, being less than 50 percent on an annual average.

The mean monthly temperature recorded at Gillette 2E, a meteorological station in the vicinity of the Black Thunder Mine, ranges from 72 degrees Fahrenheit (°F) in July to 22°F in January.  The average frost-free growing season is 127 days.  The average last spring freeze date, recorded at Gillette 2E is May 21, and the average first freeze date is September 25.

Although extreme weather is experienced at the Black Thunder Mine during all seasons, there is no seasonal limitation to operations at the Black Thunder Mine.

4.4	Infrastructure

Power

Electrical power for the Black Thunder Mine is provided by Powder River Energy Corporation (PREC), through a 69 kV transmission line.  PREC’s average industrial price is 6.77 cents per KWH.

Water

The water used for dust suppression is obtained from the mine’s own highwall dewatering program.  This dewatering program is able to produce 500,000 to 800,000 gallons of water per year. Potable water for the facilities is obtained from two onsite deep-water wells. This water is treated at a flat rate of $2,485 per month. In 2021, the Black Thunder Mine used on average approximately 197,000 gallons of water per month.

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Personnel

The northern Wyoming area surrounding the Black Thunder Mine has a long history of surface coal mining and attracting and hiring mining personnel with qualified skills has not been an issue.  The Black Thunder Mine employed approximately 1,024 personnel, as of August 1, 2021.  The hourly labor force at the Black Thunder Mine remains non-union and no change in this labor arrangement is anticipated.

Supplies

Supplies for the Black Thunder Mine are available from multiple vendors that service the coal mining industry in the PRB Region. The nearest Caterpillar mining equipment dealerships are located in Gillette and Casper, Wyoming, and there is a Komatsu mining equipment dealership, located in Gillette.

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5.0	History

5.1	Previous Operations

Prior to the development of the Black Thunder Mine, there was no mining that occurred on the property. The Black Thunder Mine is a surface coal mine utilizing draglines and truck/shovel mining equipment for overburden removal. The mine was opened by Atlantic Richfield Company (ARCO) in 1977 and has been operated under Thunder Basin Coal Company, LLC since that time. In 1998, Arch Coal, Inc. purchased all of ARCO’s domestic coal operations, which included the Thunder Basin Coal Company, Black Thunder Mine.

In 2004, Arch purchased the adjacent North Rochelle Mine from Triton Coal Company and merged it into Black Thunder Mine. The former North Rochelle Mine facilities and reserves were subsequently sold to Peabody Coal Company in 2006.

In 2009, Arch purchased the adjacent Jacobs Ranch Mine from Rio Tinto Coal and merged it into the Black Thunder Mine, which created a mining complex that produced 116.2 million tons of coal in 2010.

5.2	Previous Exploration and Development

Exploration work conducted by ARCO included both pre-lease, Federal Exploration License drilling and post-lease development drilling.  Pre-lease drilling was generally done on a one-half mile spacing, or one hole per quarter section, which corresponded with the requirements of the BLM for leasing Federal coal. Most development drilling was done two to three years ahead of mining on a nominal 600 feet spacing with alternating rows offset one-half the spacing resulting in a 45-degree rotated grid interval of 424 feet and included over 1,500 drillholes.

Exploration work conducted by the Jacobs Ranch Mine also included both pre-lease, Federal Exploration License drilling and post-lease development drilling. Pre-lease drilling was also generally done on a one-half mile spacing, or one hole per quarter section, which corresponded with the requirements of the BLM for leasing Federal coal. Most development drilling was done three to five years in advance of mining and was mostly done on a nominal 800 feet spacing, with alternating rows offset one-half of the spacing resulting in a 45-degree rotated grid interval of 565 feet and included over 2,600 drillholes.

Other exploration work conducted prior to Arch’s acquisition included regional USGS reconnaissance drilling of unleased Federal coal, prior to ARCO’s, at a density of one to two

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holes per section and coalbed methane production drilling that was done on a density of anywhere between one and sixteen holes per section.  The coalbed methane drillholes and most of the USGS drillholes were rotary drilled.

Mine facilities built by ARCO included a rail spur and loadout loop, a loadout with two 12,500-ton silos, a 100,000-ton slot storage barn, two crusher locations, a coal analysis lab, maintenance shop, warehouse, bathhouse, reclamation shop, and an administrative building.

Initial pit development was conducted with truck/shovel mining equipment, but ARCO subsequently added three draglines by the time the mine was acquired by Arch, including a Bucyrus-Erie 1300W with a 45 cubic yard bucket, a Bucyrus-Erie 1570W with a 90 cubic yard bucket, and a Bucyrus-Erie 2570WS with a 160 cubic yard bucket.

The Jacobs Ranch Mine also constructed mine facilities similar to those constructed by ARCO, however, as time progressed and mining moved farther west, these facilities, including the loadout, have been idled.

The Jacobs Ranch Mine was historically one of the larger truck/shovel mines until a Bucyrus-Erie 2570W dragline with a 121 cubic yard bucket was brought on-line in 2006.

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6.0	Geological Setting, Mineralization, and Deposit

6.1	Regional, Local, and Property Geology

6.1.1Regional Geology

The Powder River Coal Basin, of northeastern Wyoming, lies entirely within the boundaries of the Powder River structural and topographic basin.  Coal-bearing strata range in age from Upper Cretaceous in the Mesa Verde Formation to Eocene in the Wasatch Formation.  The Powder River Coal Basin covers parts of Campbell, Converse, Crook, Natrona, Niobrara, Johnson, and Weston Counties and is the largest coal basin in Wyoming.

The basin is a broad asymmetric syncline bounded on the west by the Big Horn Mountains, on the east by the Black Hills, and to the south by the Casper Arch, Laramie Mountains, and the Hartville Uplift.  The basin continues north into Montana where the Miles City Arch separates it from the Williston Basin.

The axis of the syncline is slightly west of the center of the basin.  Flanking dips are gentle on the eastern limb (two to three degrees) but dip more steeply on the western limb.  Faulting occurs in many localities, especially around the basin edge and is in association with folding.  Vertical displacements can be several hundred feet.  Faulting is more common on the western limb of the syncline than on the eastern limb.

Stratigraphic units of interest in the permit area, from youngest to oldest, include recent alluvial deposits, the Eocene Wasatch Formation, and the Paleocene Fort Union Formation.  Locally, the strata dip two degrees to the west-southwest.  There is no evidence of major faulting, or folding, within the permit area; although, localized warps and minor faults, probably compactional in nature, in the main coal seams have been indicated by exploration work and during the mining process.

An alluvial covering is present in the drainage patterns and in the slope wash areas adjacent to the drainages.  The alluvial deposits are of recent age and consist of primarily unconsolidated, discontinuous lenses of clays, silts, and sands.  Locally, recent stream channeling has removed portions of the coal seam with subsequent channel infilling of sediment. Varying amounts of oxidized coal are present when alluvium is in contact with the seam.

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The lower Eocene Wasatch Formation consists of interbedded, lenticular clays, silty clays, sandy clays, thin, discontinuous coals, mudstones, and dirty sandstones.  Correlation of individual strata is difficult due to the discontinuous and lens-like nature of the units which is inherent in fluvial deposition, e.g., channel sand deposits.

The Upper Paleocene Fort Union Formation underlies the Wasatch Formation.  The Fort Union Formation consists of non-carbonaceous to highly-carbonaceous clays, mudstones, sandstones, and coal.  The top of the Fort Union Formation is designated as the top of the Wyodak coal seam. The Wyodak Seam is the main coal seam, and it lies atop lensoidal clay, silt, and sand beds.  The seam base is variable due to changes in the environment of deposition, from the non-coal forming environment of the sands, clays, and silts, to the fringes of the coal forming, swampy conditions in which the Wyodak coal seam was deposited.

Clinker (locally known as scoria), a baked or fused rock, is present along the coal outcrop on the eastern edge of the permit area.  This fused material was formed by prehistoric burning of the Main Wyodak coal seam.  Both the Wasatch and the Fort Union formations have been affected by this prehistoric burning and have contributed to the volume of baked material present. Mining conditions often deteriorate in proximity of these clinker deposits.

The mudstone is a uniformly textured material composed of 40 to 80 percent clay, and generally 5 to 40 percent silt; the remainder being sand.  It is generally medium to dark gray with occasional brown and tan oxidized zones.  The mudstone is basically soft to medium stiff with some extremely stiff waxy mudstone throughout much of the area. The mudstone contains some carbonaceous material and thin coal partings.

Sandstone is a major lithologic component of the overburden in the mine Area.  It is generally weakly cemented with clay, but occasionally well-cemented resistant beds are encountered.  Sandstone occurs in discontinuous zones interbedded with similarly discontinuous mudstone and siltstone.  It is very fine to medium grained, gray to dark gray in color, with brown and tan oxidized zones. The sandstone ranges from well-graded, poorly-sorted silty sand to clean, uniform, poorly-graded material, consisting of over 80 percent sand in some instances. Sandstone overlies the coal in some areas.

Siltstone constitutes approximately 15 percent of the overburden by volume.  Like the mudstone, it is uniformly textured with 20 to 55 percent silt, and generally 20 to 60 percent clay, the remainder being sand. It is light to medium gray in color and slightly more consolidated than mudstone. Like other overburden lithologic units, the siltstone is

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discontinuous and occurs interbedded with mudstone and sandstone.  In some areas, it overlies coal.

6.1.2Local Geology

Regionally, the most economical coal seams are contained in the Paleocene Fort Union Formation and the Eocene Wasatch Formation.  Individual seams range to greater than 100 feet in thickness. Large quantities of potentially surface-mineable coal are contained in these formations.

6.1.3Property Geology

The economically mineable coal in Campbell County occurs within the Tongue River Member of the Fort Union Formation. The Wyodak coal seam occurs at the top of the Fort Union Formation and is overlain by the Wasatch Formation. The coal is low sulfur, low ash, and is subbituminous C in rank.  Surface mineable coal deposits occur along the north-northwesterly striking subcrop of the Wyodak coal seam. The coal seam subcrops on the eastern edge of the lease and dips about two to three degrees to the west, with some slight rolling. This seam contains multiple benches or plys of coal of variable thicknesses, although in some local areas, it becomes one seam that reaches a thickness in excess of 100 feet.  Across the mine permit area, the Wyodak Seam ranges in thickness from 10 feet to 100 feet, averaging approximately 70 feet.

6.2	Mineral Deposit Type and Geological Model

The Black Thunder Mine reserve area is a relatively flat lying sedimentary deposit of Paleocene Age.   The Black Thunder Mine is actively mining a single coal seam, the Wyodak, that can be divided into multiple splits, the Upper and Main splits of the Wyodak Seam.  Exploration consists of core drilling for the Upper and Main splits carried out each year in advance of mining, to refine the reserve boundary and to define limits of the mine plan. For internal purposes, Arch models the reserve using the Geovia Minex® mine planning software package, completing model updates subsequent to each phase of exploration drilling. WEIR modeled the reserves and resources using Datamine MineScape® Stratmodel geological modeling software.  The WEIR model is discussed in more detail in Section 9.1.

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6.3	Stratigraphic Column and Cross Section

Figure 6.3-1 and Figure 6.3-2 show the stratigraphic column and the Upper and Main Wyodak splits cross section related to the Black Thunder Mine.

Figure 6.3-1 Stratigraphic Column

Source: U.S. Geological Survey Open-File Report 98-0789B-B (1998)

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Figure 6.3-2 Wyodak Seam Cross Section Northwest to Southeast

WYODAK SEAM GEOMETRY
Diagrammatic Cross-section
Black Thunder Mine and Adjacent Areas
UA
U
UBL
U
UR
U
Mining Horizon
M1
M1LB
M1LC
M1LD
M1LC
M1LB
M1
M
MLA
MLB
MLC
MLD
MLB
M
M1
M1A
UM1A
M1B
LA
LB
LC
LD
LALB
LALC
LBLC
LB
LC
LA
LD
LCLD
LA
LB
LC
LD
Mining Horizon
ARK LAND COMPANY
P.O. BOX 460, HANNA, WY 82327
Black Thunder Mine
Resource Recovery and
Protection Plan
Exhibit 8

Source: Arch Land Company

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7.0	Exploration

7.1	Non-Drilling Exploration

Drilling has served as the sole form of exploration carried out on the Black Thunder Mine property.

7.2	Drilling

Arch’s exploration activities exclusively involve drilling performed by competent contract drilling companies. Exploration drilling at Black Thunder Mine has been a two-stage approach.  Initial spot core drilling is conducted on a widely spaced, one-half mile, pattern in order to delineate potential lease areas. Once the area has been leased, development drilling is conducted three to five years in advance of pit development. This drilling is generally on a 500 feet north/south grid with alternating rotary and spot core holes and is done in conjunction with dewatering endeavors. This arrangement results in a seam geometry data spacing of 500 feet and a coal quality data spacing of 1,000 feet. Drilling is conducted with rotary drilling rigs capable of 1,000 feet depths.

All holes are geophysically logged with a standard coal suite tool consisting of gamma, density, caliper, and resistivity. Geophyical logging contractors provide paper copies, .TIF files, and .LAS files.

Spot core holes are rotary drilled to a core point which is projected from the geologic computer model and may be adjusted in the field as drilling progresses. A 3-inch diameter core is then extracted in roughly 20 feet core runs by tripping pipe out of the hole for each core run.

Upon reaching the surface, the split-tube core barrel is opened, core is washed down if necessary, and the driller’s reported length of core that was actually cut is compared to the measured length of core actually recovered. Total core loss for the entire seam is generally less than 2 feet.  If a section of core greater than 10 feet, or less if in a critical zone, is lost, then the hole is re-drilled to recover the lost interval.

Coal sampling for the Upper split of the Wyodak Seam is in 1.0 foot increments for the top and bottom of the seam and evenly proportioned samples of 5 to 10 feet for the remainder of the seam.  Sampling for the Main split of the Wyodak Seam is in 1.5 feet increments for the

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top and bottom of the seam, and 10 feet increments for the remainder of the seam.  All partings encountered, down to a thickness of 0.4 foot, are sampled separately.

A hole with significant lost core or crushed core can result in misleading data. Drillholes with core recovery of less than 90 percent are noted and subsequently reviewed and potentially excluded from geological and coal quality modeling. WEIR did not exclude any drillholes for poor core recovery, as all of the holes within the Black Thunder Mine area attained core recovery of at least 90 percent. During core drilling, all core samples are boxed, photographed, and stored.  Roof and floor strata core samples are sent to laboratories for geotechnical strength tests. Coal seam core samples are sent to laboratories for quality analyses. Caliper, density, gamma, resistivity, and sonic downhole geophysical logs are completed as drill site and hole conditions allow. Each drillhole collar location is surveyed for accurate map coordinate and elevation data.

All original drillhole, survey, geological, geophysical, and quality data is scanned and stored on an Arch server, which is backed up nightly, and can be accessed by select Arch personnel and quickly checked against the database, the geological model, or mine mappings. The original copies are stored in an offsite warehouse.

Table 7.2-1 summarizes the database of Arch’s core drilling data that is within the Black Thunder Mine LOM Plan.

Table 7.2-1 Drilling Programs

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WEIR did not have direct involvement with the planning, implementation or supervision of Arch’s drilling programs. However, having reviewed the details of each drilling program, WEIR finds the planning, implementation and supervision of Arch’s drilling programs, with all data derived from the drilling programs, to be consistent with industry standards, and sufficient and relevant for use in the estimation of reserves and resources.

7.3	Hydrogeology

The Black Thunder Mine is situated in the southern portion of the Powder River Basin, within the Cheyenne River watershed and Upper Powder and Antelope sub-basins. The Black Thunder permit area is located on the east limb of the Powder River Structural Basin in northeastern Wyoming.  The east limb of the basin dips two to three degrees to the west.  The primary drainage in the Black Thunder Mine permit area is Little Thunder Creek, fed by several tributaries within the permit boundary.

Principal aquifers within the Black Thunder Mine permit area include the Fort Union and overlying Wasatch Formations.  These Tertiary Age sand and mudstones occur in the upper portion of the Wasatch-Fox Hills hydrographic sequence (see Figure 6.3-2).  The Wasatch-Fox Hills sequence is 1,350 feet thick in the northern part of the Powder River Basin and thickens to almost 7,000 feet in Converse County, Wyoming.  On a regional basis, flow moves from peripheral recharge areas (along scoria outcrops) toward the center of the basin, primarily controlled by stratigraphy and surface water streamflow.  Within the Black Thunder Mine permit area, the gradient dips gently to the west, with head elevations ranging from 4,590 to 4,680 feet.

Arch has engaged in extensive surveying to characterize site hydrogeology and to determine groundwater inventories, water quality, and potential impacts to local usage as part of its National Pollutant Discharge Elimination System (NPDES) permitting process with the Wyoming DEQ. Baseline flow and quality parameters for surface and groundwater inventory have been established and monitored as required by the Wyoming DEQ.

Water sampling methods for the Black Thunder Mine are outlined and maintained by Arch in a site-specific work practice document. Reviewed annually, this operating procedure document details sampling locations, frequency, and collection protocols, including storage, transport, delivery and required chain of custody documentation. Approved methods for field data

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collection and instrument calibration are described, along with methods for creating sample splits, duplicates, and blind standards.

Samples are analyzed by independent laboratories that follow the most recent approved Environmental Protection Agency (EPA) sampling methodology and procedures. The laboratories employ internal quality control and quality assurance protocols before reporting results to Arch.  Arch personnel then review the results again, as a second check for quality control and assurance, before the results are published.

Groundwater inventories, water quality data, water balance, recharge and seepage rates have been reviewed in the approved permit and current permit revisions, including hydrologic impact assessments outlining risks, monitoring program detail, and mitigation obligations.  Arch’s approach to obtaining and managing its surface and groundwater data for the Black Thunder Mine has been demonstrated to be adequate and aligned with regulatory requirements and standard industry practices.  WEIR finds no material barriers to the continued success of the Black Thunder Mine regarding hydrologic impact or compliance.

7.4	Geotechnical Data

A geotechnical study of highwall stability for the North, West, and South Pits at Black Thunder Mine was completed by Barr Engineering (Minneapolis, Minnesota) in 2021 as part of a review of the mine’s ground control plan (GCP). Previous geotechnical study and GCP review at Black Thunder Mine were completed in 1973, 2002, 2004, and 2009.  Coring, logging, and geophysical logging of 10 boreholes were performed to characterize the lithology of the site and obtain drill core samples of the overlying sand and mudstones. Resulting samples were transported to Soil Engineering Testing (SET), located in Richfield, Minnesota, for geotechnical analysis. Analysis performed include index and soil properties, permeability, and shear strength under the appropriate American Society for Testing and Materials (ASTM) specifications.

Each cored drillhole included a companion, offset hole that was logged with downhole geophysics (e-logged) by Goodwell, Inc. located in Gillette, Wyoming, and reviewed by Pronghorn Geologic Services located in Gillette, Wyoming. Lithology for each hole was determined using gamma and density downhole data.  Slope stability and seepage modeling for both drained and undrained mining conditions were completed to assess the stability of the highwall cuts in each pit.

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7.5	Site Map and DrillHole Locations

A map showing the location of all drillholes used to estimate tonnage on the Black Thunder Mine Property is shown on Figure 7.5-1.

Figure 7.5-1 Drillhole Collar Locations

Drill Hole Locations
Thunder Creek
Cottonwood Creek
5094 ft
5169 ft
HILIGHT OIL
AND GAS
FIELD
Clareton Hwy
H A Creek
Black Thunder
Mine
Clareton Hwy
OLSON DRAW
4976 ft
5016 ft
0
2
3
5
Miles

Figure 7.5-1
Black Thunder Mine
Campbell County, Wyoming

Drill Hole Location Map

Prepared For
Arch Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

February 2022

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7.6	Drilling Data

Arch generally uses Matheson Drilling, Inc. located in Gillette, Wyoming.  to drill core holes.  Downhole geophysical logging is performed by Goodwell Incorporated, located in Upton, Wyoming.  Coal quality analyses are currently performed by Standard Laboratories, Inc. (Standard) located in Casper, Wyoming.

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8.0	Sample Preparation, Analyses, and Security

8.1	Sample Preparation Methods and Quality Control

Once the target coal seam has been drilled, and immediately after logging of the core, all coal samples obtained are placed in labeled plastic core sleeves, sealed, and placed in labeled core boxes. The geologist’s seam thickness measurements are checked against the geophysical logs for thickness accuracy and to confirm core recovery.  The samples are coded and labeled with sample identification numbers based on drillhole id (for example, DT2001), sample sequence (A, B, C, etc.), and sample number, (1, 2, 3 etc.).  (for example, DT2001A1 = first sample of first seam in drillhole DT2001.) These boxes are kept by the geologic contractor in their storage area until a sufficient load is collected, and then delivered directly to the coal analysis lab by the geologic contractor.

Samples are not split or reduced prior to delivery. The full length and diameter of the 3 inch core samples are delivered to and left at the coal analysis lab.

8.2	Laboratory Sample Preparation, Assaying, and Analytical Procedures

8.2.1Laboratory

Coal analysis for all exploration drilling is conducted by a third-party contractor, Standard Laboratories, Inc. located in Casper, Wyoming. Standard Laboratories conducts all testing under applicable ASTM standards and is accredited by the ANSI National Accreditation Board. Sample preparation by Standard Laboratories includes crushing to suitable size and then creating an appropriate number of splits to accommodate retain samples and composite analyses samples.

All incremental samples receive an as-received short prox analysis consisting of percent moisture, percent ash, percent sulfur, and Btu/lb. After receiving the results of the short prox analysis, composite analysis increments are selected based on mining units and sent to Standard Laboratories.  For most holes, these composite analyses include Full Proximate, Ash Fusion, Mineral Analysis of Ash, Equilibrium Moisture, Trace Element PPM - Mercury, and Trace Element PPM - Chlorine.

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For approximately 10 percent of the holes, the composite analyses includes Full Proximate, Ultimate, Forms of Sulfur, 8-point Ash Fusion, Mineral Analysis of Ash, Water Soluable Alkalis, Hardgrove Grindability Index, Equilibrium Moisture, and Full Trace Element PPM - 27 elements.

Standard Labs is certified by ANSI National Accreditation Board and located at 1880 N Loop Ave, Casper, Wyoming 82601

8.3	Quality Control Procedures and Quality Assurance

Quality control procedures followed by Arch geologists are clearly defined. Arch’s field geologists take defined and specific steps to protect sample integrity and to ensure core samples are always under the control of the Arch field geologist.  These steps include the following:

●	Field geologist to be on site whenever drilling is occurring
●	Geologist’s log to be created for each drillhole
●	Each drillhole to be logged using geophysical methods
●	Geologist to compare field geologist’s logs to the e-log data
●	Geologist to compare the core samples against both field geologist’s logs and e-logs to confirm coal thickness
●	All core to be boxed and photographed
●	Quality sample sheets to be filled out, provided to a supervisor for approval and shipped to the laboratory
●	Once core samples have been analyzed, field geologists to scrutinize the resulting quality data for accuracy
●	Based on the homogeneity of the deposit and the consistent quality of the reserve area as evidenced from the product produced from this active mine, analytical laboratories are instructed to divide the samples and retain the second split for additional analysis should the original test report any anomalies.

8.4	Sample Preparation, Security, and Analytical Procedures Adequacy

Arch’s procedures for quality analyses provide a full range of coal quality so that engineers and sales staff, reviewing and evaluating the data, have a complete listing of coal seam quality for each drillhole completed by Arch.

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Drillhole core samples are assigned a sample ID number, and a sample label is created. The label includes drillhole ID, sample ID number, and the to and from depths of the sample. The sample is then placed in a bag with the label. The bags are sealed using zip ties or tape, which begins the chain of custody. The samples do not leave possession of the geologist, once removed from the core barrel. The samples remain with the geologist or are stored in a locked facility that only Arch geologists can access, until delivery of the samples to the contracted laboratory. The delivery of the samples is carried out within one week of drillhole completion. Once in possession of the certified laboratory, the laboratory’s security procedures are followed, all in accordance with standard industry sampling preparation and analyses.  After the sample has been tested, reviewed, and accepted, the disposal of the sample is in accordance with local state and EPA approved procedures.

Once satisfied that the data laboratory testing reports are accurate, the quality analyses are entered into the Arch coal database. Upon data entry completion, the modeling geologists export the data and inspects the data for variance from expected norms. If any data is outside the norm for the property, the data is checked against laboratory results to ensure proper data entry. Once proper data entry is confirmed, quality data is gridded and mapped, with any anomalies in the data mapping investigated.  If anomalies are determined to be present, the anomalies are brought to the attention of the geologists, mine engineers and sales staff.

WEIR has determined the sample preparation, security and analysis procedures used for the Black Thunder Mine drillhole samples are in accordance with current industry standards for quality testing, with laboratory results suitable to use for mineral resource estimation and related geological modeling.

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9.0	Data Verification

9.1	Data Verification Procedures

WEIR reviewed and evaluated copies of all Arch drilling records for the Black Thunder Mine active reserve area, which included Excel spreadsheets, driller’s log, field geologist’s logs, quality results sheets from the coal quality laboratories, mine measurement tables, as well as drawing files or PDFs of the e-logs. Each drillhole within the LOM Plan was individually checked by WEIR against a copy of the driller’s and/or geologist’s log to confirm data accuracy.

Geological reviews performed by WEIR included:

●	Drillhole lithology database comparison to geophysical logs
●	Drillhole coal quality database comparison to quality certificates

After WEIR completed the precursory verifications and validations described above, the drillhole data was loaded into Datamine’s MineScape® Stratmodel, a geological modeling package.  MineScape provides robust error checking features during the initial data load, which include confirmations of seam continuity, total depth versus hole header file data, interval overlap, and quality sample continuity with coal seams. Once the drillhole data was loaded, a stratigraphic model was created.

Several further verifications were then possible, which include:

●	Creating cross sections through the model to visually inspect if anomalies occur due to miscorrelation of seams
●	Creating structural and quality contour plots to visually check for other anomalies due to faulty seam elevations or quality data entry mistakes in the drillhole database

Typical errors which may impact reserve and resource estimation relate to discrepancies in original data entry, and might include:

●	Incorrect drillhole coordinates (including elevation)
●	Mislabeled drillhole lithology
●	Unnoticed erroneous quality analyses where duplicate analyses were not requested
●	Unrecorded drillhole core loss

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WEIR conducted a detailed independent geological evaluation of the data provided by Arch, designed to identify and correct errors of the nature listed above. Where errors were identified and could not be successfully resolved, it is WEIR’s policy to exclude that data from the geological model.  Based on its geological evaluation of data provided, WEIR did not exclude any holes within the Black Thunder Mine LOM Plan area.

9.2	Data Verification Limitations

WEIR did not conduct an independent verification of property control surveys, nor has it independently surveyed the mining locations. Rather, WEIR relied on information compiled from maps and summaries of the owned and leased property control prepared by Arch. WEIR did not conduct a legal title investigation relative to Arch’s mineral and surface rights, although there was no reason to believe, based on review of the Black Thunder Mine permit that Arch does not control (by ownership or lease) the coal or surface lands necessary to implement the Black Thunder Mine LOM Plan.

9.3	Adequacy of Data

It is WEIR’s opinion that the adequacy of sample preparation, security, and analytical procedures for the drillholes that were drilled by Arch, after acquiring the property, are acceptable and meet typical industry standards. Arch employs detailed processes and procedures, described in Section 8.4, that are followed each time a core hole is to be sampled.  The Arch geologist’s logs for these holes contain sampling descriptions and lithologic descriptions that are sufficiently detailed to ascertain that an experienced geologist supervised the drilling and sampling.  Arch coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0.

The adequacy of sample preparation, security, and analytical procedures are generally unknown for drillholes that were drilled prior to Arch acquiring the property in 1998.  It is unknown if coal quality analyses were performed to ASTM standards by qualified laboratories, as detailed in Section 8.0, however, this legacy drillhole information was included because these holes, drilled prior to 1998, are within the old works and have already been mined through and have no influence within the Black Thunder LOM Plan going forward.  Model verifications further support WEIR’s high level of confidence that a representative, valid, and accurate drillhole database and geological model have been generated for the Black Thunder Mine that can be relied upon to accurately estimate coal resources and reserves.

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10.0	Mineral Processing and Metallurgical Testing

10.1	Mineral Processing Testing and Analytical Procedures

Mineral processing testing and analytical procedures are not applicable as no mineral processing or metallurgical testing is required at Black Thunder Mine.

After the coal is drilled and blasted, the coal is loaded by large loading shovels or front-end loaders into haul trucks for transport to crushing facilities where the coal is reduced to a final product size of two to three inches. The sized coal product is then conveyed to either the slot coal storage or the silos. As the coal travels along the belt conveyor, a sample cutter drops down intermittently, cuts a sample through the coal, and crushes it into a powder. The onsite laboratory then analyzes the samples to determine the coal quality.

10.2	Mineralization Sample Representation

Coal deposits originate in flat, low-lying ground within deltas, alluvial plains, and coastal systems, and as such are a relatively homogeneous, sedimentary mineral occurrence.  The deposit within the Black Thunder Mine exhibits homogeneous characteristics and does not show any substantial variations in mineralization types or styles that would adversely affect the saleable coal product. Sample data are well representative of the deposit as a whole.

10.3	Analytical Laboratories

The coal product that is sampled from the belt conveyor is tested at Arch’s onsite laboratory to determine that the coal is meeting customer quality specifications.

10.4	Relevant Results and Processing Factors

The coal is sold as a raw product, and is not processed, except for being crushed to a two to three inch top size, depending on customer requirements.

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10.5	Data Adequacy

Arch employs testing and analytical procedures in accordance with industry standards, which result in efficient material handling operations that provide requisite quality control to meet product quality projections. The testing performed is sufficient to support the projected saleable product quality for the Black Thunder LOM Plan.

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11.0	Mineral Resource Estimates

The coal resources, as of December 31, 2020, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0 for reserve tonnage estimates).  Resources are reported in categories of Measured, Indicated and Inferred tonnage, in accordance with Regulation S-K Item 1302(d)(1(iii)(A)).

11.1	Key Assumptions, Parameters, and Methods

Data Sources

Planimetric data was provided by Arch in AutoCAD format and primarily included base map information such as rivers, drainages, roads, mine features, and property boundaries.

The Arch drillhole data reviewed by WEIR included lithology, coal quality, and survey data, and was provided in different formats including Excel, ASCII files and PDFs. Geophysical logs, coal quality certificates, driller’s logs, geologist’s logs, downhole deviation data, and drillhole survey records were provided as scanned PDF files and AutoCAD drawing files. Data was provided for 1,922 drillholes, all of which are included in the structural model.

Coal quality data for 824 drillholes was provided for the Black Thunder Mine, with all 824 holes used in the quality model. Data was provided in Excel format along with quality certificates in PDF.  Reasons for excluding drillhole quality samples in the modeling process included:

●	Poor core recovery noted in the driller’s logs.
●	Quality logs that could not be matched to a drillhole.
●	The quality listed for the drillhole was not relevant to the model (for example raw Btu/lb. or sulfur were supplied, but not final product Btu/lb. or sulfur). The only relevant raw values used were specific gravity and raw ash. Both are derivable from one another and have bearing on estimated in-place tons.

Geological Model

The Black Thunder Mine geological model was constructed by using seam surface grids that were created in Datamine’s MineScape® Stratmodel (MineScape) geological modeling package.

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Topography data was gridded using MineScape software and a grid cell size of 50 feet by 50 feet.  Topographic contours from the USGS were provided by Arch in CAD format in 25-foot intervals.  The contours were provided in the NAD83, Wyoming East State Plane coordinate system (FIPS 4901). The gridded USGS topography contours were compared to drillhole collars and showed that there are differences between the two sets of elevation data. On average, the drillhole collars are less than five feet above or below the USGS topography grid, with the maximum difference of 47 feet. The holes, with the greatest difference, are all outside of the Black Thunder Mine LOM Plan. The hole with the greatest difference within the LOM is approximately 17 feet. These differences are not uncommon when comparing a national data set to localized collar elevations. For this reason, WEIR has not excluded any of the drillholes that have a large elevation difference.

The seam surfaces and thicknesses were created by loading the drilling and mine measurement data into MineScape and gridding the seam intercepts using a grid cell size of 50 feet by 50 feet.  The parameters used to create the model are defined in the MineScape modeling schema, which is a specification of modeling rules created for the site. The MineScape interpolators that were used in this study are common in most mine planning software packages. The Planar interpolator is a triangulation method with extrapolation enabled. Finite Element Analysis (FEM) is a widely used method for numerically solving differential equations arising in engineering and mathematical modeling. A trend surface is used in MineScape to promote conformability for the modeled seams to regional structures such as synclines, anticlines, or simply seam dip. MineScape caters to using different interpolators for thickness, roofs and floors (surfaces), and the selected trend surface as they are all modeled separately. The interpolator used for each of these items is selected on the basis of appropriateness to the data sets involved, as well as modeling experience.  Stratigraphic Model Interpolators are shown in Table 11.1-1 as follows:

Table 11.1-1 Stratigraphic Model Interpolators

The coal seams that were modeled for this TRS are the Upper and Main splits of the Wyodak Seam.  A summary of statistics for these drillholes are shown in Table 11.1-2.

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Table 11.1-2 Drillhole Statistics

The gridded structure surfaces and coal seam thicknesses were validated against drillhole information to ensure that the data was properly modeled. Inconsistencies between modeled seam surfaces and surrounding drillholes were investigated and any confirmed errors in the drillhole data or model parameters were corrected.  This process was repeated until a final version of the model was developed.

Coal Quality Model

The drillhole quality data described previously in this report were used to create a raw coal quality model that included raw ash, raw Btu/lb, raw total sulfur, equilibrium moisture, volatile matter, fixed carbon and raw relative coal density.

The drillholes were verified to ensure that the seam depths used in the lithology file matched the sample depths in the quality file, with 827 drillholes found to have a fully sampled interval that included the Wyodak Upper split, and/or the Wyodak Main split.  In each of these 827 drillholes, the samples were composited and added to the quality model.

Coal quality samples were loaded into MineScape and composited against the drillhole thicknesses.  The composited values were then gridded using a grid cell size of 200 feet by 200 feet and the inverse distance weighted (squared) interpolator. The following quality data was modeled for the Upper and Main splits of the Wyodak Seam:

●	Raw
➢	Ash, Dry, weight percent
➢	Calorific Value, Dry, Btu/lb
➢	Total Sulfur, Dry, weight percent
➢	Equilibrium Moisture, weight percent
➢	Volatile Matter, Dry, weight percent
➢	Fixed Carbon, Dry, weight percent
➢	Hargrove Grindability Index, Dry
➢	Relative Density

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Quality contours were generated from the grids to check outlier values.

Additional Resource Criteria and Parameters

Based on WEIR’s review and evaluation of the data and plans relative to the Black Thunder Mine, resource estimation criteria were applied to ensure reported mineral resource tonnage has a reasonable prospect for economic extraction.  Resource criteria and parameters for the Black Thunder Mine are as follows:

●	Resources were estimated as of December 31, 2021.
●	Coal density was based on a default apparent relative density (ARD) of 1.28 grams/cubic centimeter.
●	Areas where coal thickness did not meet a minimum thickness of 5.0 feet were excluded from the resource estimate.
●	Tons with less than 30 feet of cover were considered to be weathered and were excluded from resource estimates.
●	A maximum cut-off parting thickness of 0.75 feet for mining the Lower Splits.
●	Areas not considered feasibly accessible because of geometry and location in relation to previous mine workings were excluded from resource estimates.
●	Tonnage outside of current LOM Plan, but within existing property control, and meeting the criteria listed here, was classified as Resource tonnage and is reported exclusive of Reserve tonnage.
●	Arch does not use a maximum Stripping Ratio cut-off.

11.2	Estimates of Mineral Resources

The coal resources, as of December 31, 2021, are reported as in-place resources and are exclusive of reported coal reserve tons (see Section 12.0).  Resources are reported based on the coal resource estimate methodology described and are summarized in Table 11.2-1 as follows:

Table 11.2-1 In-Place Coal Resource Tonnage and Quality Estimate,

as of December 31, 2021

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Notes:

●	Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.
●	Resources stated as contained within a potentially economically mineable surface mine assuming a thermal coal product realizing a sales price of $14.66 per ton FOB Mine and operating cost of $13.15 per ton
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

11.3	Technical and Economic Factors for Determining Prospects of Economic Extraction

A Preliminary Feasibility Study was conducted to assess the prospects for economic extraction of coal within the Black Thunder Mine.

The Free on Board (FOB) Mine coal sales price used in assessing the economic mineability of the Black Thunder Mine is primarily based on sales of a thermal coal product, which had an average coal sales price of $12.64 per ton in 2018 through October 2021 and is projected to average $14.66 per ton over the Black Thunder Mine LOM Plan. The sales price is further supported in Section 16.0 of this report.

Capital expenditures (including contingency) are discussed in further detail in Section 18.1 and are projected to average $0.19 per ton over the Black Thunder Mine LOM Plan, which are identical to actual capital expenditures for the Black Thunder Mine of $0.19 per ton in 2018 through October 2021.

Operating costs are discussed in further detail in Section 18.2 and are projected to average $13.15 per ton over the Black Thunder Mine LOM Plan, compared to actual Black Thunder Mine operating cost of $11.39 per ton in 2018 through October 2021.

Total projected capital expenditures and operating cost of $13.34 per ton, and the coal sales price of $14.66 per ton, provide a reasonable basis for WEIR to determine that all remaining coal has prospects of economic extraction within the Black Thunder Mine.

11.4	Mineral Resource Classification

Mineral Resource estimates prepared for the Black Thunder Mine are based on the SEC Regulation S-K Item 1302(d)(1(iii)(A)), which established definitions and guidance for

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mineral resources, mineral reserves, and mining studies used in the United States. The definition standards relative to resources are as follows:

Mineral Resource:

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.  It is not merely an inventory of all mineralization drilled or sampled.

●	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
●	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
●	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral

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resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve

.

Geostatistical methods were applied to drillhole and mine measurement coal thickness data for the Wyodak Seam at the Black Thunder Mine to develop variogram ranges (radii) used for resource classification. Figure 11.4-1 illustrates the variogram using 1,902 seam thickness measurements, both within and outside of the LOM Plan. Table 11.4-1 shows the sample count, Measured and Indicated resource ranges determined by the variogram model, and average sample spacing in feet. The theoretical ranges estimated for Measured (to 4,800 feet) and Indicated (to 14,500 feet) resources in WEIR’s variographic analysis demonstrates the spatial continuity of mineable coal seam thickness in the Wyodak Seam at the Black Thunder Mine.

Figure 11.4-1 Variogram Model - Wyodak Seam Thickness

Table 11.4-1 Theoretical Variogram Ranges

As depicted above, variability in drillhole thickness measurements is highly correlated with the distance between individual drillholes, in particular within the theoretical ranges for Measured and Indicated tonnage. Additionally, WEIR’s generation and review of the applicable quality contours further supports the continuity of coal quality throughout the deposit.

The theoretical ranges estimated for Measured (to 4,800 feet) and Indicated (to 14,500 feet) resources in WEIR’s variographic and quality analysis demonstrates the spatial continuity of mineable coal seam thickness and quality in the Wyodak Seam at the Black Thunder Mine.  WEIR has a high level of geological confidence in this data and considers it sufficient to allow for the application of modifying factors to support detailed mine planning and evaluation of the economic viability of the deposit within the Measured and Indicated ranges.

WEIR has chosen to apply classification radii more conservative than the theoretical radii demonstrated above to be consistent with previous reporting for the Black Thunder Mine

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deposit.  Selection of more conservative classification radii only further increases confidence within the various tonnage classification categories.

Classification radii utilized by WEIR in this study are as follows:

●	Measured: 0 - 1,320 feet (based on 1,902 observations informing estimate of coal thickness within this range)
●	Indicated: 1,320 - 3,960 feet (based on 1,902 observations informing estimate of coal thickness within this range)
●	Inferred: greater than 3,960 feet (based on 1,902 observations informing estimate of coal thickness within this range)

11.5	Uncertainty in Estimates of Mineral Resources

Mining is a high risk, capital-intensive venture and each mineral deposit is unique in its geographic, social, economic, political, environmental, and geologic aspects.  At the base of any mining project is the mineral resource itself.  Potential risk factors and uncertainties in the geologic data serving as the basis for deposit volume and quality estimations are significant considerations when assessing the potential success of a mining project.

Geological confidence may be considered in the framework of both the natural variability of the mineral occurrence and the uncertainty in the estimation process and data behind it.  The mode of mineralization, mineral assemblage, geologic structure, and homogeneity naturally vary for each deposit.  Structured variability like cyclic depositional patterns in sedimentary rock can be delineated mathematically with solutions like trend surface analysis or variography. Unstructured variability, in the distribution of igneous rock composition, for example, is more random and less predictable.

The reliability of mineral resource estimation is related to uncertainties introduced at different phases of exploration. Resources meeting criteria for Measured, Indicated, and Inferred categories are determined by the quality of modeled input data, both raw and interpreted.  An exploration program comprises several stages of progressive data collection, analysis, and estimation, including:

⦁ Geological data collection

⦁ Geotechnical data collection

⦁ Sampling and assaying procedures

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⦁ Bulk density determination

⦁ Geological interpretation and modeling

⦁ Volume and quality estimation

⦁ Validation

⦁ Resource classification and estimation

Error may be introduced at any phase.  Data acquisition and methodologies should be properly documented and subject to regular quality control and assurance protocols at all stages, from field acquisition through resource estimation.  Managing uncertainty requires frequent review of process standards, conformance, correctional action, and continuous improvement planning.  Risk can be minimized with consistent exploration practices that provide transparent, backwards traceable results that ultimately deliver admissible resource estimates for tonnage and quality.

Less dense drillhole coverage in the southwestern portion of the Black Thunder Mine is a source of uncertainty, however, that uncertainty is reflected in the classification of Indicated resources versus Measured resources.

As discussed in Sections 8.0, 9.0, and 10.0, it is WEIR’s opinion that Arch’s methodologies of data acquisition, record-keeping, and QA/QC protocols are in accordance with Arch procedures, and are adequate and reasonable for resource estimation at the Black Thunder Mine.

In summary, WEIR has reviewed all geologic and geotechnical data inputs, collection protocols, sampling, assaying, and laboratory procedures serving as the basis for the deposit model, its interpretation, and the estimation and validation of the quantity and quality of coal resources at the Black Thunder Mine. The spatial continuity of the Upper and Main splits of the Wyodak Seam coal deposit at the Black Thunder Mine is well demonstrated by professionally developed, well maintained, quantitative and qualitative data. WEIR finds no material reason regarding geologic uncertainty that prohibits acceptably accurate estimation of mineral resources.

11.6	Additional Commodities or Mineral Equivalent

There are no other commodities or minerals of interest within the Black Thunder Mine resource area other than the coal deposit discussed in this TRS.

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11.7	Risk and Modifying Factors

The concentration of drilling within the exclusive resource area is less dense than the rest of the Black Thunder Mine area.  The resource area is a long thin area, approximately 37,000 feet by 1,000 feet, that bounds the LOM Plan to the west. Drilling within the adjacent LOM Plan reserve area make up the bulk of the data points used for resource estimation. Many of these drillholes are within 200 to 800 feet of the border between the reserve and resource areas. However, the spacing increase as you go west.  The average drillhole spacing ranges from 800 to 1,300 feet, and one instance of approximately 3,000 feet. This wider spacing can decrease the confidence of structural features, including seam thickness, and top and bottom elevations. The resource area in the Black Thunder Mine is bounded by the LOM Plan in the east and by Arch’s lease control boundary in the west. Additional drilling in the Black Thunder Mine resource area will increase confidence in the structural features.

Risk is also associated with the volatility of coal sales prices, and significant variations in operating cost, capital expenditures, and productivity can preclude the economic mineability of the Black Thunder Mine, at projected thermal coal sales prices.

Unforeseen changes in legislation and new industry developments could alter the performance of Arch by impacting thermal coal demand, regulation and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases. The emphasis on reducing emissions, is more of a concern for mines producing a thermal coal product like that produced from the Black Thunder Mine.

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12.0	Mineral Reserve Estimates

12.1	Key Assumptions, Parameters, and Methods

The conversion of resources to reserves at the Black Thunder Mine considers the projected mineral prices and operating costs, regulatory compliance requirements, and mineral control to determine if the saleable coal product will be economically mineable. The design of an executable mine plan that accommodates the planned mining equipment and provides a safe work environment is also considered.

Based on the Black Thunder Mine’s historical performance and projected mineral continuity, the mine design is the primary consideration, apart from mineral resource classification, whereupon resources are converted to reserves at the Black Thunder Mine.

Based on WEIR’s review and evaluation of the Black Thunder Mine LOM Plan, the justification for conversion of resources to reserves was based on specific criteria. The following criteria were used to estimate reserves for the Black Thunder Mine property:

●	Reserves were estimated as of December 31, 2020.
●	Coal density was based on a default apparent relative density (ARD) of 1.28 grams/cubic centimeter.
●	Areas where coal thickness did not meet a minimum thickness of 5.0 feet were excluded from the resource estimate.
●	A maximum cut-off parting thickness of 0.75 feet for mining the Lower Splits.
●	A weathering surface, of topography minus 30 feet was used to exclude potentially oxidized coal.
●	Arch does not use a maximum Stripping Ratio cut-off.
●	The Upper Seam splits use an average mining recovery of 85 percent, while the Main Seam splits use an average mining recovery of 92 percent.
●	For mine design purposes, it is assumed that acquisition of mineral control for currently adverse areas will be successful, as it has been historically at the Black Thunder Mine. The current Black Thunder Mine LOM Plan does not have any adverse areas, however, if Arch decides to extend the LOM Plan to the north, south or west, acquisition of adverse property will be necessary.
●	Arch’s mineral rights for the Black Thunder Mine coal deposits supersedes the mineral rights for oil and gas wells on the property. Arch maintains the right to have the wells

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plugged and mine through them. There are 10 remaining oil and gas wells within the Black Thunder Mine LOM Plan, Arch is required to compensate the well owner when the revenue stream from a well ceases. Plugging a gas well in accordance with the Mine Safety and Health Administration (MSHA) standards, in order to mine through a well, has an average cost of $175,000. Therefore, coal tonnage surrounding the oil and gas wells has been included in the reserve estimates.
●	Reserves are based on a raw coal saleable product.

12.2	Estimates of Mineral Reserves

The coal reserves that represent the economically viable tonnage controlled by Arch, based on the coal reserve estimate methodology described and independent evaluation of the geology, are shown in Table 12.2-1 as follows:

Table 12.2-1 Recoverable Coal Reserve Tonnage and Quality Estimate as of

December 31, 2021

Notes:

●	Raw recoverable Reserve tonnage based on mining recovery of 85 percent for surface mining the Upper split of the Wyodak Seam, and 92 per cent for surface mining the Main split of the Wyodak Seam.
●	Mineral Reserves estimated at a sales price of $14.66 per ton FOB Mine and operating cost of $13.15 per ton
●	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding
●	Mineral Reserves are reported exclusive of Mineral Resources

WEIR completed a validation check of its model by using the model to calculate the theoretical tonnage of areas mined in 2021 and comparing the results to the actual production tonnage in 2021. The results were within a variance of 0.03 percent for the Main split and 0.35 percent for the Upper split. The variance can be explained in part by the differing methods of calculating tons.  The WEIR model used a constant 85 percent mining recovery for the Upper split of the Wyodak Seam and 92 percent mining recovery for the Main split of the Wyodak Seam.  The results of the validation are shown in Table 12.2-2.

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Table 12.2-2 Reserve Validation

12.3	Estimates of Reserve Cut-off Grade

Generally, the reserves mined at Black Thunder Mine are not limited by highwalls, but rather by coal quality and stripping ratio. One area that is potentially limited by future highwall advance is the western most boundaries of leases WYW150318 and WYW174596, since it includes the areas adjacent to the main-line corridor of the BNSF Class 1 railway. At this time, this coal is considered recoverable. Future engineering studies and mine development plans will refine the mineability of this coal.

Based on historical saleable coal quality, current coal sales contracts, and projected coal quality and stripping ratios modeled by WEIR, WEIR does not foresee future coal quality deviations from the present that would adversely affect the saleable coal product.

12.4	Mineral Reserve Classification

WEIR prepared the Black Thunder Mine reserve and resource estimates in accordance with SEC Item 1302(d)(1(iii)(A)) of Regulation S-K, which establishes guidance and definitions for mineral resources, mineral reserves, and mining studies used in the United States. The SEC Regulation S-K Definition Standards relative to reserves are as follows:

Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

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A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

●	Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Within the extent of the LOM Plan for the Black Thunder Mine, Measured Resources were converted to Proven Reserves and Indicated Resources were converted to Probable Reserves. Within the extent of the LOM Plan for the Black Thunder Mine, Measured and Indicated Resources were converted to Probable Reserves.

12.5	Coal Reserve Quality and Sales Price

Coal quality for the Black Thunder Mine was determined by modeling the drillhole coal quality analyses for the LOM Plan. The average coal quality, on a dry basis, for raw coal for the Black Thunder Mine LOM Plan reserves is shown in Table 12.5-1 as follows:

Table 12.5-1 Average Reserve Quality

Based on historical saleable coal quality, current coal sales contracts, and projected coal quality modeled by WEIR, WEIR does not foresee future coal quality deviations from the present that would adversely affect the saleable coal product.

Based on the expected modeled coal quality, the estimated FOB Mine coal sales price throughout the Black Thunder Mine LOM Plan and in the Preliminary Feasibility Study, averages $14.66 per ton. As detailed previously, average sales price of a sub-bituminous

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thermal coal from 2018 through October 2021 was $12.64 per ton and projected to average $14.66 per ton over the Black Thunder Mine LOM Plan. The coal sales price is further supported in Section 16.0 of this TRS.

12.6	Risk and Modifying Factors

The estimate of reserve tonnage includes areas that are exclusively within the Black Thunder Mine LOM Plan.  The concentration of valid drilling data points within the Black Thunder Mine are generally less than 500 feet from the next nearest data point, resulting in a high confidence of reserve continuity and extent. All reserves within the Black Thunder Mine LOM Plan are within the Proven and Probable classifications determined using the geostatistics variographic study discussed in Section 12.4-1.

Due to the relatively simple geology in the area, and the relatively high continuity (both structure and quality) of the coal within the Black Thunder Mine LOM Plan, geologic uncertainties do not appear to pose a significant risk to mine development.

The Black Thunder Mine has an excellent safety record and maintains diligent regulatory compliance. Workforce census has been and is expected to remain stable. The primary mining equipment is well-maintained and has sufficient capability to attain projected levels of productivity and production. This further contributes to Black Thunder Mine being a relatively low risk operation.

Coal recovery is an important aspect in assessing the economic viability of a mine.  Based on Arch’s historical extraction rates of the surface mine plan, WEIR does not anticipate significant deviation of coal recovery throughout the Black Thunder Mine LOM Plan. WEIR utilized a weighted average mining recovery of 85 percent for the Black Thunder Mine in its estimation of recoverable reserves for the Upper split of the Wyodak Seam, and a mining recovery of 92 percent for the Black Thunder Mine in its estimation of recoverable reserves for the Main split of the Wyodak Seam.

Risk is also associated with volatility of coal market prices. Even significant variations in operating cost, capital expenditures, and productivity would not likely preclude the economic mineability of the Black Thunder Mine, at the projected thermal coal sales price.

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13.0	Mining Methods

The mining method at the Black Thunder Mine is surface mining utilizing draglines and truck/shovel mining equipment. The surface mining method has been successfully utilized in the Powder River Basin since the 1970s, and in other coal producing regions of the United States.

The Black Thunder Mine is mining the Upper and Main splits of the Wyodak Seam and parting interval within the seam utilizing draglines, shovels, front-end loaders, trucks, dozers, or scrapers in three long pits  (see Figure 13.5-1).

13.1	Geotechnical and Hydrological Models

13.1.1Geotechnical Model

Relative to highwall stability, the Black Thunder Mine pit geometry is based on the Simplified Bishop Method of analysis.  This method implements rock quality strength parameters that are measured from continuous core samples as input and resulting in a factor of safety for the designed pit geometry. Continuous cores are drilled at locations intended to maintain the integrity of the geological model specifically regarding burden versus coal.  As an integral part of this design, and as per MSHA requirements, the Black Thunder Mine maintains highwall safety benches that are a minimum of 40 feet in width, generally 55 feet per 100 vertical feet of highwall.  All prestrip benches are also included in this pit geometry design. The Black Thunder Mine maintains, through adherence to the Simplified Bishop Method, a slope stability safety factor of 1.3 or greater. The stability models indicated that the factor of safety for the North Pit, West Pit and South Pit was greater than 1.35.

Black Thunder has an MSHA-approved Ground Control Plan that is based on the above-mentioned parameters. This Ground Control Plan is detailed in the Black Thunder Wyoming DEQ permit.  Compliance with the plan is monitored by the Wyoming DEQ and the MSHA on a continuing basis to help ensure miner safety.  Any corrections to the Ground Control Plan are required to be promptly submitted to the Wyoming DEQ and the MSHA for approval.  However, this is rare, due mostly to the basic conservative nature of current pit design. To-date, there have been no significant slope failures at the Black Thunder Mine, although there was a slab failure in 2002 that was associated with sub-vertical jointing and likely related to water seepage from a thick sand channel.

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13.1.2Hydrogeological Model

Based on the geotechnical study conducted by Barr Engineering (Barr), groundwater problems are typically associated with loose sands observed in weaker, less cemented zones of sandstone. Groundwater flow rates are estimated by drillers during exploration drilling campaigns using measuring buckets or estimated based on experience at the site. Greater water flows were observed at higher elevations, within the sandstone, of the West Pit. As noted in the Barr study, the Black Thunder Mine has developed a series of dewatering wells, which have proven to be successful to mitigate risk related to highwall stability.

Potential concerns related to groundwater were noted in a feasibility study conducted in 1973, where groundwater levels were recorded at 26 to 36 feet below ground surface, though the location of these measurements is not known. Perched groundwater conditions have been described at the mine in prior studies, with an upper coal seam noted as a confined aquifer. These perched conditions were observed to occur in saturated “paleochannel sands” (also known as “water sands”), which have caused local slabbing failures. Dewatering was discussed as the most effective mitigation measure in a study by Calder & Workman in 1994. In general, the sand is very hard when dry, but becomes uncemented and may flow when wet or when shot.

Black Thunder performs dewatering of the overburden, as needed, prior to development of dragline highwalls, through installation of dewatering wells. In general, this is done when holes with greater than 20 gpm of water flow are encountered while performing exploration drilling in advance of the highwall development. The exploration holes are spaced at 500-feet intervals, with dewatering holes spaced at 250-feet intervals along a section line parallel to the pit, with section lines spaced 500 feet apart (perpendicular to the pit). The Black Thunder Mine reported that there are over 100 dewatering wells at the mine site with most of these wells located to support mining the West Pit.

When less than 20 gpm of water inflow is encountered while drilling, the water is generally controlled in the pit. Diversion ditches and water impoundments are created to manage surface water in the mine pits.

The Barr study reported that dewatering efforts have been observed to be effective, especially in the northern part of the West Pit. The Black Thunder Mine has observed lower water levels and less groundwater inflow from the West Pit highwall. Some entire sand units were

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previously saturated, but excavation as deep as 70 feet has been attained before water is observed.

13.1.3Other Mine Design and Planning Parameters

The Black Thunder Mine currently operates a fleet of four draglines and nine shovels for overburden removal and four shovels for coal removal from three pits. The shovels develop a series of benches that range from 50 to 100 feet to prepare a bench for the draglines. A fleet of seven diesel-powered drills create 12-1/4-inch boreholes at a 60 degree angle for cast-blasting the overburden 150 feet above the coal. The draglines remove the overburden above the coal from a bench created by the dozers, after the cast-blast. After the overburden is removed by the draglines, the coal shovels load the coal into trucks for delivery to overland belt conveyors that transport the coal to one of the three rail loadouts.

Mining progresses in an orderly and sequential fashion to meet the required sales production and coal quality. The current mining sequence south of State Highway 450, progresses in an east to west manner. North of State Highway 450, mining advances from south to north. Recovery of the coal beneath the existing rail spurs, mine facilities, and State Highway 450 is deferred to the later years of the LOM Plan in order to utilize the existing surface facilities as long as possible.

13.2	Production, Mine Life, Dimensions, Dilution, and Recovery

13.2.1Production Rates

Actual yards moved, tons stripped and produced, and stripping ratio achieved by the Black Thunder Mine for 2018 through September 2021 are shown in Table 13.3.1-1 as follows:

Table 13.2.1-1 Black Thunder Mine Historical Yards Moved, Tons Stripped and Produced, and Stripping Ratio

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Arch’s projected yards moved, saleable coal production, and stripping ratio for the Black Thunder Mine LOM Plan are shown in Table 13.2.1-2 as follows:

Table 13.2.1-2 Black Thunder Mine LOM Plan Projected Yards Moved, Tons Stripped and Produced, and Stripping Ratio

13.2.2Expected Mine Life

The Black Thunder Mine LOM Plan projects mining through December 2036, with expected mine life of 16 years (see Figure 13.5-1).

13.2.3Mine Design Dimensions

The Black Thunder LOM Plan projects mining from three pits, North, West, and South, through 2036.

The pits are typically 200 to 230 feet wide, with pit lengths ranging from 4,310 feet to 16,906 feet in the LOM Plan. The typical pit configuration is an initial truck/shovel pass for prestrip, since the draglines cannot handle the total depth of overburden. In some areas, coal (Wyodak Rider seams) is encountered in the prestrip and where quality is acceptable, it is mined. Most of the overburden is blasted, although there are some unconsolidated areas where blasting is not required.

Cast blasting is normally implemented in the next pass; prior to the dragline pass, and this pass sequence can require significant dozer material handling, utilizing Black Thunder Mine’s remote control dozer fleet. Subsequently, the dragline takes the quantity of material for which it was designed in the next pass. The dragline performs multiple passes typically using a modified extended bench, which results in a spoilside pass before the Main split coal is mined.

There are some areas where leader seams are encountered below the Main split with minimal parting thicknesses. Partings above 0.75 foot in thickness are removed with truck/shovel equipment, and the next seam below is mined. Partings are generally ripped versus blasted since the partings are relatively thin.

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All coal is recovered using truck/shovel mining equipment.  Since seam thickness can be more than 100 feet, multiple coal benches may be required. Coal is excavated without blasting at the mine.

Based on shovel size (mostly BE495s), all shovel benches are generally designed to ensure the safety of the shovel and truck operators. The mine uses typical spoilside ramps (6 to 8 percent), spaced strategically to help coordinate stripping operations with coal recovery. Draglines do not use these ramps to switch from spoilside to highwall side stripping. Pit bridges are commonly implemented to shorten hauls from prestrip to spoilside stripping, with these bridges part of the dragline pass design. Typically, no highwall ramps are used as the existing pits are too deep.  However, highwall ramps may be used in some of the shallower prestrip areas for stockpiling suitable topsoil material.

All haulage, both coal and burden, is performed by large off-highway end dump trucks, typically 240 to 400 ton capacity. Some smaller haul trucks are used in a utility capacity for activities such as reclamation, site construction, or drainage control work.

The projected mining for the LOM Plan is shown on Figure 13.5-1.

13.2.4Mining Dilution

Due to the thickness of the coal seam, there is no measurable dilution to the saleable coal product.

13.2.5Mining Recovery

Mining recovery is estimated to range from 85 to 92 percent. The typical coal loss factors for the Black Thunder Mine are described below.

Uneconomic Coal Loss

Weathered, lignitic, smoldering, or poor quality coal that will not meet current contract specifications is considered uneconomic. This coal cannot be effectively blended, therefore, it is typically dumped into a waste pile and buried. The truck loads dumped into waste piles are recorded and the associated coal loss is estimated. Coal that becomes diluted to the point of becoming uneconomical from mining conditions, such as highwall or spoil failures, is accounted for as a loss in the recovery factor. Uneconomic coal near the burn line is usually left in place and is not considered recoverable coal.

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Cast Blast and Scalping Loss

When a cast blast occurs, a portion of the coal seam may be fragmented and become mixed with the overburden material. As the mining operation progresses across the pit, the top of coal and a portion of the coal edge is exposed and cleaned by scalping a minimal layer off of the top. This process disposes of the coal/overburden mixture created from the cast. Since the coal that is mixed with overburden is not recoverable it is considered lost coal related to mining recovery.

Coal Fenders

The primary purposes for leaving coal fenders is for spoil stability, safety, and dilution control. Coal fenders are more likely at pit entrances and where spoil or highwall failure is anticipated to occur. In most cases, efforts are made to recover coal fenders to the greatest extent possible, as the loading equipment retreats from a pit. Any portions of unrecovered coal fenders remaining in the pit will be reflected in the mining recovery factor.

Boxcuts

Occasionally, boxcuts will be developed along previously mined areas. To limit coal loss at these boundaries, the Black Thunder Mine plans to widen such boxcuts to enhance mining recovery, to accommodate equipment operations, and to assist dewatering activities. In the event over-stripping and dewatering does not mitigate a backfill slough or ground water inundation, the Black Thunder Mine will document low wall material problems, coal loss, and the corrective action taken.

Floor Loss

Generally, the coal separates at the contact with underlying floor materials. Every effort is made to follow this interface closely. This process can be complicated, causing coal losses due to adverse seam geometry, seam characteristics, runoff and groundwater on the pit floor, and timing of coal extraction. On occasion, the floor material is so poor that some coal must be left to provide safe underfoot conditions for loading and hauling equipment. Coal left in the pit floor cannot be recovered and is reflected as a loss in the mining recovery factor.

Other Mining Losses

During the normal mining process other coal losses can occur that are difficult to quantify. Such coal losses relate to discrepancies between the actual conditions and the geological model, blasting, transportation, and spontaneous combustion. Although nearly impossible to quantify individually, all of these losses are accounted for in the mining recovery factor.

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13.3	Development and Reclamation Requirements

13.3.1Surface Development Requirements

The Black Thunder Mine is an active mine and most development work has already been completed. As the mine expands, future development will be required for extension of haulroads, relocation of gas pipelines and a 69kV powerline, and relocation of the road and railroad track in the central area of the property to allow coal removal beneath.

13.3.2Reclamation (Backfilling) Requirements

Reclamation of the mined surface areas will follow coal extraction in accordance with plans included in the current Wyoming DEQ Land Quality Permit. The land will be graded to blend with existing topographic features. Drainage systems will be reestablished. Some internally drained areas (playas) will be created to replace those existing in the pre-mine landscape. Contoured surfaces will be dressed with topsoil and planted to a variety of grasses, forbs, and shrubs.

13.4	Mining Equipment and Personnel

13.4.1Mining Equipment

The overburden and coal removal are conducted at the three pits utilizing surface mining equipment.  The Black Thunder Mine is utilizing the following industry standard surface mining equipment as shown in Table 13.4-1.

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Table 13.4.1-1 Mining Equipment

Draglines

No.	Manufacturer	Model	(CY)	Material
1	Bucyrus	2570WS	164	Overburden
1	Bucyrus	2570WS	165	Overburden
1	Bucyrus	2570WS	166	Overburden
1	Bucyrus	1570WS	167	Overburden
1	Marion	8750	168	Overburden
1	Bucyrus	1300WS	169	Overburden
6				

Shovels

No.	Manufacturer	Model	Bucket (CY)	Material
3	P&H	2300	50	Coal
2	P&H	2800	65	Coal
4	P&H	2800	36	Overburden
3	Bucyrus	495HR	84	Overburden
1	Bucyrus	495B	53	Overburden
1	Bucyrus	495B	84	Coal
3	P&H	4100XPB	68	Overburden
3	P&H	4100	53	Overburden
1	Marion	351M	84	Coal
21				

Haulage Fleet

No.	Manufacturer	Model	Payload (Tons)
37	Komatsu	830E	240
14	Caterpillar	793C	255
32	Caterpillar	793D	255
1	Caterpillar	793F	255
17	Komatsu	930E	320
16	Caterpillar	795F	360
2	Caterpillar	798	400
119

The mining equipment used at the Black Thunder Mine is capable of operating at the pit widths and lengths projected to be mined. No changes are planned for the type of mining equipment to be used throughout the Black Thunder Mine LOM Plan.

13.4.2Staffing

The Black Thunder Mine staffing is summarized in Table 13.4.2-1 as follows:

Table 13.4.2-1 Current Staffing

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The Black Thunder Mine is scheduled to produce coal two production shifts each day.  Four rotating crews work 12 hours shifts per day, seven days a week, 365 days a year.  Facility maintenance is usually scheduled for 12 to 18 hours per month per facility. There is no idle time for loading trains since trains are diverted to the loadout facility that is operating.  Hourly personnel are not affiliated with any union, with no changes in that structure anticipated in the near term.

The actual and projected staffing for the Black Thunder Mine LOM Plan are shown in Table 13.4.2-2 as follows:

Table 13.4.2-2 LOM Plan Staffing

Staffing levels will decrease as production declines through the LOM Plan.

Most of the mine employees live nearby in Wright or Gillette, Wyoming. Arch has had no major issues hiring and retaining qualified candidates for open positions and relies considerably on employee referrals.

Mine Safety

An industry standard for safety performance is the Non-Fatal Days Lost (NFDL) Incidence Rate, which is determined by the number of lost time injuries multiplied by 200,000 divided by the manhours worked.

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The Black Thunder Mine manhours worked, NFDL injuries, and NFDL Incidence Rate for 2018 through Third Quarter 202, compared to the national average NFDL Incidence Rate for United States underground coal mines are shown in Table 13.4.2-3 as follows:

Table 13.4.2-3 Black Thunder Mine Manhours Worked, NFDL Injuries and NFDL Incidence Rate

The Black Thunder Mine NFDL Incidence Rate was significantly lower than the national average from 2018 through 2020.  Despite the better than average NFDL Incidence Rate, the Black Thunder Mine did suffer a fatality on July 21, 2021 when a millwright drove the pins out of a 200-ton crane boom to change out a section and the boom fell on the employee. The Black Thunder Mine received the Sentinels of Safety Award, an industry accolade, for Plant Operations. The Black Thunder Mine recently completed a full year of operation, a total of more than 2 million manhours, without a lost time incident.

13.5	Life of Mine Plan Map

The projected mining for the Black Thunder Mine LOM Plan is shown on Figure 13.5-1.

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Figure 13.5-1 Life of Mine Plan

N
Projected Mining
Projected Mining
Previous Mining
Previous Mining
Hansen Lakes
Hilight Oil And Gas Field
Shipley Draw
Burning Coal Draw
Hilight Rd
Little Thunder Reservoir
Black Butte
450
Edwards Rd
Edwards Rd
Olson Draw
Payne Oil And Gas Field
School Creek Rd
Mackey Rd
Reno Rd
Antelope Rd
Boss Draw
4947 ft
4928 ft
4966 ft
4976 ft
5016 ft
4764 ft
4844 ft
0.5 0.3 0 0.5 1 1.5 2
Miles

Figure 13.5-1
Black Thunder Mine
Campbell County, Wyoming

Life of Mine Plan

Prepared For
Arch Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

Job 6304

February 2022

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14.0	Processing and Recovery Methods

14.1	Material Handling Process and Flowsheet

The Black Thunder Mine material handling facilities receives coal from the Primary and 5 West crushing and conveying systems. The coal transported from the pit to the Primary crushing and conveying system is dumped into one of two dump hopper/crushing stations. Each system employs a McLanahan single roll crusher that reduces the coal to a nominal minus three-inch size. Once sized, a 72-inch-wide belt conveyor transports the coal to the train loadout facility. The coal transported from the pit to the 5 West crushing and conveying system is dumped into a single dump hopper/crushing station. This system employs a two stage McLanahan triple roll crusher that reduces the coal to a nominal minus three-inch size. Once sized, a 72-inch-wide belt conveyor transports the coal to a transfer tower/chute where it is allocated to either the silos or the slot storage.

At the Black Thunder Mine Central facility, there are two, 12,500-ton capacity storage silos and slot coal storage with a design capacity of 100,000 tons. Coal that is stored in slot storage can be directed for shipment as needed. Two trains can be loaded simultaneously with the use of dual rail loops and loadout facilities. The loadout on the outer loop is capable of flood-loading trains at a rate of 5,000 tons per hour, while the silos on the inner loop are capable of flood-loading trains at a rate of 11,000 tons per hour. Batch scales have been installed at both the train loadouts and the silos. The Black Thunder Mine has a total of two track scales and five batch weigh scales.

The Black Thunder Mine West facility receives coal from the 6-North crushing and conveying system. The coal transported from the pit is dumped into a single dump hopper/crusher station. This system employs a two stage McLanahan triple roll crusher that reduces the coal to a nominal minus three-inch size. Once sized, a 72-inch-wide belt conveyor transports the coal to the Black Thunder West loadout.

At the West loadout facility, coal is directed into two, 17,500 ton capacity storage silos. Coal in the storage silos is then flood-loaded directly into railcars. There is a track scale located before the loadout as well as four batch weigh scales, which are used to measure coal loaded into railcars.

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The Black Thunder Mine East facility, which is currently idle, receives coal from the Circuit 3 and Circuit 4 crushing and conveying systems. The coal transported from the pit to Circuit 3 is dumped into a single dump hopper/crushing station. This system employs a two stage McLanahan Triple roll crusher that reduces the coal to a nominal minus three-inch size. Once sized, a 60-inch-wide belt conveyor transports the coal to any of the silos, except for silos 1 and 2. The coal transported from the pit to Circuit 4 is dumped into a dual dump hopper/crushing station. This system employs a Stamler feeder breaker and a single stage Gunlock crusher that reduces the coal to a nominal minus three-inch size. Once sized, a 72-inch-wide belt conveyor transports the coal to an 84-inch-wide belt conveyor, which transports the coal to a 170 ton surge bin. There the coal is separated onto two different 54-inch-wide belt conveyors, which direct the coal to any one of the seven silos.

At the Black Thunder Mine East facility, there are seven, 14,000 ton capacity coal storage silos. The loadout facility contains two concentric rail loops, with the silos capable of flood-loading over each rail loop. Four of the silos are located over the outer loop, while the other three silos are located over the inner loop. For each loop, there is a track scale located before the loadout and there is a track scale exiting the loadout. Each loop also contains a batch weigh scale. The Black Thunder Mine East facility has a total of four track scales and two batch weigh scales.

Shipped coal is weighed using batch scales, to an accuracy of 0.25 percent, that are certified semi-annually by contractors approved by the state of Wyoming. If the batch scales should fail, a certified track scale, used to tare weigh the rail cars, can be used to measure the gross weight of the coal. The track scale is certified by contractors approved by the state of Wyoming annually and has an accuracy of 0.50 percent. Certifications for the batch scales and track scales are available for inspection at the plant administrative offices.

A simplified flowsheet for the Black Thunder material handling systems is shown on Figure 14.1-1.

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Figure 14.1-1 Simplified Material Handling Flowsheets

Black Thunder North Facility
Source: Black Thunder

Black Thunder West Facility
Source: Black Thunder

Black Thunder East Facility
Source: Black Thunder

Figure 14.1-1

Black Thunder Mine
Campbell County, Wyoming

Simplified Material Handling Flowsheets

Prepared For
Arch Resources, Inc.

WEIR

Weir International, Inc.
Mining, Geology and Energy Consultants

Job 6304

February 2022

February 10, 2022Page 71

Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

14.2	Material Handling System Design, Equipment Characteristics, and Specifications

Since coal from the Black Thunder Mine coal is exclusively sold as a direct shipped ROM thermal product, there is no coal processing that is performed, aside from primary crushing.  ROM coal from the pit is crushed to minus two to three inches, depending on customer requirements, before transfer to rail loading facilities.

Total storage capacity of saleable coal at the Black Thunder Mine is 158,000 tons in 11 silos and 100,000 tons in a slot coal storage facility. The stored coal is loaded into railcars from four loadouts: the Central Loadout with 1.25-hour train loading time, the Central Batch Loadout with a 3.5-hour train loading time, the East Loadout with a 1.25-hour train loading time, and the West Loadout with a 1.25-hour train loading time.

14.3	Energy, Water, Process Materials, and Personnel Requirements

The material handling systems require approximately 4.6 million kilowatt-hours of electricity per month. Water requirements are approximately 500,000 to 800,000 gallons per year for dust suppression.

Personnel requirements to operate the material handling and loadout facilities total 11 salary and 67 hourly employees in four rotating crews to provide operation of the facilities 24 hours per day, seven days per week.

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15.0	Infrastructure

15.1	Roads

Access to the Black Thunder Mine property is from State Highway 450 (Clareton Highway), east of the town of Wright in Campbell County, Wyoming.  The nearest cities are Wright, Wyoming to the east and Gillette, Wyoming to the north.  Wright is located approximately 12 miles east of the Black Thunder Mine and Gillette is located approximately 50 miles north of the Black Thunder Mine.

15.2	Rail

The Black Thunder Mine transports saleable ROM coal via the BNSF or UP railroads.

15.3	Power

Electrical power for the Black Thunder Mine is provided by Powder River Energy Corporation (PREC), through a 69 kV transmission line.  PREC’s average industrial price is 6.77 cents per KWH.

15.4	Water

The water used for dust suppression is obtained from the mine’s own highwall dewatering program, capable of 500,000 to 800,000 gallons per year. Potable water for the facilities is obtained from two onsite deep-water wells. This water is treated at a flat rate of $2,485 per month.  In 2021, the Black Thunder Mine’s average water usage was approximately 197,000 gallons per month.

15.5	Pipelines

There are several oil and gas pipelines within the Black Thunder Mine boundary.  These will need to be purchased and either relocated or abandoned.

There is no natural gas service to any of the mine facilities.

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15.6	Port Facilities, Dams, and Refuse Disposal

Port Facilities

Arch primarily ships the Black Thunder Mine thermal coal directly to power plants by railroad. For its coal export shipments, Arch transports coal either by the BNSF for coal shipped through Westshore Terminals in Vancouver, Canada, or by the UP for coal shipment through Houston Bulk Terminal.

Westshore Terminals has onsite storage capacity of 2.2 million tons and an annual throughput capacity of 36.4 million tons. Ships can be loaded at a peak loading rate of 7,700 tons per hour.

The Houston Bulk Terminal is a coal terminal owned by the Port of Houston and operated by Kinder Morgan Energy Partners in Houston, Texas. The terminal has onsite storage capacity of 600,000 tons and an annual capacity of 5.25 million tons and handles both coal and petcoke. It is served by both the UP and BNSF railroads.

Dams and Refuse Disposal

The Black Thunder Mine does not have a slurry impoundment or refuse disposal area, since there is no coal processing required to create a saleable coal product.

15.7	Map of Infrastructure

The Black Thunder Mine infrastructure is shown on Figure 15.7-1.

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Figure 15.7-1 Mine Infrastructure

Lakes
4843 ft
N
4928 ft
Hilight Rd
HILIGHT OIL AND GAS FIELD
Black Thunder West Loadout
6 North Crusher
Clareton Hwy
Jensens Pond
SHIPLEY DRAW
BURNING COAL DRAW
Loadout
Main Office
Primary Crusher
Main Office
Shop
Warehouse
East Shop
4864 ft
Wash Bay
Structures Pond
Black Thunder Loadout
Clareton Hwy
Mine 84
BNSF
5 West Crusher
Jacks Pond
Cable Lay Down Yard
Near Pit Crusher
Mega Pond
Pronghorn Lake
Legend
Lease Boundary
Building Footprint
Surfaced Road
Unsurfaced Road
Rail Line
Water
0 0.3 0.7 1.3 2
Miles

Figure 15.7-1
Black Thunder Mine,
Campbell County, Wyoming

Site Infrastructure

Prepared For
Arch Resources, Inc.

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants

Job 6304

February 2022

February 10, 2022Page 75

Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

16.0	Market Studies

16.1	Markets

The Black Thunder Mine produces and sells a thermal coal product. Historically, the market for thermal coal from the Black Thunder Mine has primarily been domestic coal-fired power plants, with minimal tonnage exported to Asia Pacific and South American customers.

The PRB can be segregated into three distinct tiers that affect the market reach and pricing for PRB coal. Mines operating in the southern area of the PRB (including the Black Thunder Mine) produce a higher quality coal (+ 8,800 Btu/lb) and are serviced by both the BNSF and the UP railroads.  Coal from this area of the PRB has the farthest market reach, commands higher prices, and is generally in the highest demand.

Mines operating in the central area of the PRB produce a lesser quality coal (8,400 Btu/lb) and are also serviced by the BNSF and the UP railroads. Coal from this area of the PRB moves mainly to Midwest utilities and generally has a price disadvantage relative to the higher quality coal from the southern PRB mines. With less market reach, the demand for coal from the mid-tier mines is the most volatile. In times of reduced thermal coal demand and depressed pricing, these mines are typically the first to realize tonnage reductions.

Mines in the northern area of the PRB typically have the lowest quality (8,200 Btu/lb) and are transportation disadvantaged due to service only by the BNSF railroad.  Most of the current customers for the Northern PRB mines are located in the upper Midwest, mainly along the Great Lakes, due to limited rail transportation options out of the northern area of the PRB.

Thermal coal sales prices are influenced by many factors, including domestic supply and demand, global supply and demand dynamics, productivity, cost of competing fuels, transportation, and inflation, both mining cost inflation and general inflation.

The average historical spot pricing of PRB coal (8,800 Btu/lb, 0.8 lbs SO2/MBtu) is shown on Figure 16.1-1 as follows:

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Figure 16.1-1 Historical PRB Spot Price

Source: S&P Global Market Intelligence

PRB coal spot pricing realized significant increases in 2021 due largely to high natural gas prices increasing power plant demand for coal as a more economic fuel source.  The increase in demand and finite coal supply, resulted in average annual coal prices increasing from $11.67 per ton in 2020 to $15.03 per ton in 2021, representing a 29 percent increase year-over-year.  While only a small portion of PRB coal is actually sold on the spot market, anticipated spot market pricing is a key input in most contract price negotiations.

In 2021, approximately 811,000 tons (1.3 percent) of Black Thunder Mine production was exported, with the majority being exported to Asia Pacific customers and the balance to South American customers.  Arch anticipates increasing exports in 2022 to approximately 2.1 million tons.

The Black Thunder Mine annual average coal sales price realizations (which reflect quality adjustments) from 2018 through October 2021 ranged from $12.17 to $13.66 per ton.  Arch provided projected FOB Mine coal sales prices for the Black Thunder Mine from 2022 through 2036, which WEIR utilized in the Black Thunder Mine LOM Plan financial model.  The Black Thunder Mine historical (2018 through October 2021) and projected (2022-2036) FOB Mine coal sales price are shown on Figure 16.1-3.

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Figure 16.1-3 Historical and Projected Coal Sales Price

The Black Thunder Mine LOM Plan FOB Mine coal sales price projected by Arch averages $14.66 per ton between 2022 and 2036.

16.2	Material Contracts

The Black Thunder Mine saleable thermal coal product is marketed by the Thunder Basin Coal Company, with the exception of coal exported through Westshore Terminals in Vancouver, Canada, which is marketed by Arch Coal Asia-Pac., both subsidiaries of Arch.

Arch holds rail contracts for its export shipments, with the BNSF for coal movement through Westshore Terminals in Vancouver, Canada, and with the UP for coal movement through Houston Bulk Terminal.  These contracts are renewed as needed to support export sales tonnage.

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Black Thunder Mine

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17.0	Environmental Studies, Permitting, and Local Individuals or Groups Agreements

17.1	Environmental Studies

As part of the permitting process required by the Wyoming DEQ, numerous baseline studies and impact assessments were undertaken by Arch. These baseline studies and impact assessments included in the permit are summarized as follows, with pertinent text from the permit replicated below:

●	Groundwater
●	Surface Water Quality and Quantity
●	Probable Hydrologic Consequences

Groundwater

The Black Thunder permit area is located on the east limb of the Powder River Structural Basin in northeastern Wyoming.  The east limb of the basin dips two to three degrees to the west.  The primary formations which crop out in the vicinity of the Black Thunder Mine are the Wasatch Formation and the Fort Union Formation. Both formations are characterized by interbedded sandstone, siltstone, claystone, shale, carbonaceous shale and coal.  The Wyodak-Anderson coal marks the top of the Fort Union Formation and is the primary seam to be mined.  Clinker or scoria adjacent to either the coal or the Wasatch Formation is common throughout the area.

Locally, the Wyodak-Anderson coal seam, the Wasatch Formation, the Quaternary sediments, and the scoria deposits all contain water, however much of the Wasatch Formation is incapable of yielding water at a sufficient rate to serve as a practical water supply. The Wasatch Formation is too impermeable to yield the quantities of water necessary to justify the cost of well construction. Even the more permeable sandstones within the Wasatch are often not extensive enough to supply a continuous, reliable yield of more than a few gallons per minute (gpm).

The structure of the basin and local topography are the main factors controlling ground-water movement within the Powder River Basin. On a regional basis, flow moves from peripheral recharge areas (Scoria outcrops) toward the center of the basin.  Locally, shallow ground-water movement is affected by topography.  Infiltrating water falling on topographically high areas generally moves downward and laterally in the overburden.  Depending on the local geology, this results in water in the overburden system recharging the coal or discharging to nearby

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valleys. The water reaching the coal through the overburden system also generally moves downward and laterally to discharge areas in nearby valleys.

There are four significant native hydrogeologic units at the Black Thunder Mine:  the overburden, which includes the Wasatch Formation and Quaternary sediments; the Wyodak-Anderson coal, the top of which marks the top of the Fort Union Formation; the underburden, which is comprised of that part of the Fort Union Formation that is below the coal; and the clinker which occurs at the same stratigraphic level as both the coal and the overburden.  The saturated scoria deposits and the Wyodak-Anderson coal are considered the only aquifers within the permit area.  There are few sandstone units in the Wasatch overburden within the permit area, and the Quaternary sediments are too thin and fine-grained to be significant aquifers.

Surface Water Quality and Quantity

The Black Thunder Mine is located in the Cheyenne River drainage basin.  The main streams on and near the permit area are Little Thunder Creek, North Prong of Little Thunder Creek, or simply North Prong and HA Creek.  Little Thunder Creek and North Prong join just east of the permit area. Little Thunder Creek then flows into Black Thunder Creek several miles downstream of the permit area as does HA Creek, which joins Black Thunder Creek about five miles east of the permit area.  Black Thunder Creek is tributary to the South Fork of the Cheyenne River.

The Black Thunder Mine is located in the middle of the Little Thunder Creek drainage basin.  Little Thunder Creek and North Prong flow from west to east, and the majority of the runoff from areas within the Black Thunder Mine permit boundary will flow into one of these two streams with the remaining runoff flowing into Black Thunder Creek via HA Creek and an additional minor tributary.

The geomorphology of the general area is typical of the eastern Powder River Basin with its gently rolling terrain.  The topography within the Little Thunder Creek drainage basin is gently rolling in the western areas but becomes more rugged in the eastern portion near the Rochelle Hills.  The eastern and southern portions of the permit area display some of the characteristics of this rugged terrain in steep-sided, irregular gullies and washes which drain into Little Thunder Creek.  These features form breaks in a plateau and contrast with more gently rolling terrain to the north and east.  North of the Little Thunder Creek valley, the topography is dominated by a broad, gently rolling plain which extends westward and northwestward beyond the permit area. Within this plain, in Section 17 of T43N, R70W, is an internally drained area

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which contains an intermittent lake, or playa, at its low point.  Further northeast, this plain drops off into the valley of the North Prong of Little Thunder Creek. The valley of the North Prong is generally broad and gentle with a steep southeastern rim.  In the western part of the permit area, the valley of Little Thunder Creek is incised into a large, level plain which contains other undrained depressions, each containing one or more playas.

The Little Thunder Creek drainage system cuts into the Tertiary Wasatch and Fort Union formations, but stream valleys are primarily underlain by the Wasatch Formation.  Structural and bedrock controls on stream channel orientation are reflected in the sub-dendritic drainage pattern. Streams are often oriented parallel to the northwest-to-southeast structural trends, and abrupt changes in channel direction may follow major joint or fault trends.

Elevations in the Little Thunder Creek drainage basin range from approximately 5,160 feet above mean seal level (MSL) in the headwaters area to approximately 4,100 feet above MSL at the confluence with Black Thunder Creek.  Drainage basin characteristics for major streams intersecting the permit area (Little Thunder Creek, North Prong, Mills Draw, Shipley Draw, Holmes Creek, West School Creek, Burning Coal Draw Trussler Creek, and HA Creek) are found in Permit No. 233.  All streams in the permit area are ephemeral, flowing only in response to precipitation or snowmelt events.

A small area in the northeastern portion of the permit area is within the drainage of HA Creek, which joins Black Thunder Creek approximately five miles east of the permit area.  Another small portion of the permit area drains northward into a tributary to Black Thunder Creek.

The general area surrounding the Black Thunder Mine is characterized by ephemeral streams.  The drainage basins convert little precipitation to runoff because of generally dry soil conditions, high evapotranspiration rates, high initial abstractions, non-contributing areas, stock ponds, and reservoirs.  These factors, in addition to low-frequency, low-magnitude precipitation events result in low average annual volume of runoff.

Streamflow data for the general area have been obtained from the USGS publications.  Hydrographs generated for the Little Thunder Creek gaging station near Hampshire, Wyoming and the Black Thunder Creek gaging station near Hampshire, Wyoming.

The hydrographs show a definite seasonal trend with regard to streamflow.  Little Thunder Creek and Black Thunder Creek are more likely to exhibit streamflow events between March 1 and September 30 than at other times of the year.  Flows occurring outside of this period tend

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to be of very low magnitude, less than 5 cubic feet per second (cfs).  Black Thunder Creek flow records show two exceptions to the general seasonal trend in 1974 when relatively large flow events occurred in January (63 cfs) and November (55 cfs) of 1974.  These events probably also occurred on Little Thunder Creek at a lower magnitude, however, no record exists for comparison.

The hydrographs also show long periods of no flow between each streamflow event.  Almost without exception, the hydrographs return to zero shortly after each flow event.  This is indicative of the lack of baseflow. Therefore, although there is a seasonal trend to the occurrence of streamflow, the flow is by no means continuous during this period.

The duration of individual streamflow events is also illustrated on the hydrographs and provides further support that the streams in the general area flow only in response to precipitation events.  Streamflow on Little Thunder Creek generally occurs for a period of less than 7 days with the exception of the March and May 1978 events.  The duration of these flow events was less than 14 days each.  Sixty percent of the time, Little Thunder Creek has had an average streamflow of less than 0.1 cfs and 86 percent of the time an average daily streamflow of less than 0.8 cfs.

The streamflow characteristics discussed in this section provide support for classifying the streams in the general area as ephemeral. The information provided shows that the streams exhibit no base flow, flow only in response to precipitation events, and each streamflow event is separated by extended periods of no flow.

Probable Hydrologic Consequences

Field investigations of the reach of North Prong from the east permit boundary to the confluence with Little Thunder Creek were performed to supplement an assessment of the probable hydrologic consequences of the Little Thunder Creek Diversion. Black Thunder prepared channel descriptions and cross sections for 63 locations along North Prong.  Culverts and dams in the study area were identified on maps and inspected to determine how they would affect flood flows and channel erosional conditions.

Samples of channel bed and bank material were taken at eleven of the cross section locations.  Laboratory analyses of selected samples were performed for density, particle size and Atterburg limits.

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Inspection of the small dams in Section 22 and 23, T.43N., R.70W. showed evidence of rill erosion, sparse vegetation and compaction by livestock. Well defined spillways were not evident.  Instead, overflows occurred at low points adjacent to the dams. At all points where overflows re-enter the channel, head cutting was occurring at the point of re-entry.  Several inactive or washed out structures were identified where the stream had either cut a new channel around the dam or the dam had failed and a new channel had been cut through the structure.

Detailed channel cross sections of North Prong were constructed from field surveys. Valley cross sections are presented in the same figures along with the detailed channel cross sections to show the spatial relationship between colluvium and alluvium in the North Prong channel.

A channel profile for North Prong was prepared using existing maps and aerial photography.  A longitudinal profile for Burning Coal Draw reflects upward concavity typical of most natural channels.  Slopes are nearly flat near the drainage divide and change to a maximum slope of 1.7 percent before flattening out again.

17.2	Refuse Disposal and Water Management

Refuse Disposal

The Black Thunder Mine produces a saleable ROM coal product that only needs crushing to meet customer size and quality requirements, and therefore there is no need for coal processing and associated refuse disposal.

Water Management

Water used for dust suppression at the Black Thunder Mine is obtained from the highwall dewatering program to maintain highwall stability. Approximate use of the water from the dewatering wells is 500,000 to 800,000 gallons per year.

Surface and groundwater outlets are sampled in accordance with the approved Wyoming NPDES permit. Surface water sampling is limited because the occurrence of streamflow in Little Thunder Creek, North Prong and their tributaries is erratic.

Arch has a work practice that outlines the procedures for properly obtaining field measurements (e.g., pH, flow, etc.) and collecting representative water samples at the Black Thunder Mine permitted property.  The procedures described in the work practice pertain to water sampling at the outfalls/outlets and stream monitoring locations. The sampling

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frequency, outlets/outfalls, stream monitoring locations, and associated parameters are summarized in the Black Thunder Mine permits, as well as Arch’s Water Discharge Permit Compliance Environmental Operating Procedure (EOP).  This work practice improves overall compliance by providing a comprehensive summary of applicable water quality monitoring requirements in the permit, the Wyoming NPDES rules for coal mining facilities at Title 47, Series 30 (47CSR30), and the EPA regulations under 40 CFR Part 136.

The laboratories have internal quality control and quality assurance protocols that are followed before delivering sample results to the Arch Permitting Department. The permitting department reviews the sample results once again, as a second check for quality control and quality assurance before the results are published.

17.3	Permits and Bonding

Coal mines in Wyoming are required to file applications for and receive approval of mining permits issued by the State of Wyoming, Department of Environmental Quality, Land Quality Division to conduct surface disturbance and mining activities. The Black Thunder Mine has been issued mining permits and associated NPDES permits by the Wyoming DEQ as shown in Table 17.3-1 as follows:

Table 17.3-1 Black Thunder Mining and NPDES Permits

Permit 233 includes the areas for the surface mine, material handling facilities and associated support facilities and infrastructure. The associated NPDES permit is required to allow discharges of water from the permit areas and requires submittal of bi-monthly water samples to ensure the discharges are within allowable water quality standards.

The entirety of the Black Thunder Mine LOM Plan area is permitted. Of the 62,066 permitted acres, Black Thunder has reclaimed 15,307 acres in various phases of bond release, with 1,258 acres soiled and seeded, 934 acres with Phase I release, 11,994 acres with Phase II release and 1,21 acres with Phase III release, as of April 2021.

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The permitted area, bond amounts and reclamation liability for Permit 233 is shown in Table 17.3-2 as follows:

Table 17.3-2 Black Thunder Mine Permitted Area, Reclamation Liability, and Bonds

17.4	Local Stakeholders

As indicated in Section 13.5, Arch currently employs approximately 1,024 personnel at the Black Thunder Mine and is projected to have a maximum employment of 1,078 personnel in 2022 and decreasing in subsequent years over the Black Thunder Mine LOM Plan. The mine also creates substantial economic value with its third-party service and supply providers, utilities and through payment of taxes and fees to governmental agencies.

The Black Thunder Mine is located in a rural and fairly isolated area of Wyoming. Reportedly, there have been no social or community impact issues relative to the Black Thunder Mine for several years.

17.5	Mine Closure Plans

Reclamation of the mined surface areas will follow coal extraction, in accordance with plans included in the current Wyoming DEQ Permit No. 233. The land will be graded to blend with existing topographic features. Drainage systems will be reestablished. Some internally drained areas (playas) will be created to replace those existing in the pre-mine landscape. Contoured surfaces will be dressed with topsoil and planted to a variety of grasses, forbs, and shrubs.

The Black Thunder Mine’s permit number, permitted surface area, end of mine reclamation liability estimated by Arch, and bond amount, is shown in Table 17.3-2. The bond amount of $419.1 million is the mine closure and reclamation cost estimate for the projected December 31, 2021 mine disturbance, per the Wyoming DEQ bonding guidelines.

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17.6	Environmental Compliance, Permitting, and Local Individuals or Groups Issues

Permit No. 233 has not been cited for any permit violations since 2014, which is exceptional.

Black Thunder takes pride in its environmental stewardship and has had numerous environmental achievements over the years. The list of environmental achievements is shown in Table 17.6-1.

Table 17.6-1 Environmental Achievements

Based on WEIR’s review of Arch’s plans for environmental compliance, permit compliance and conditions, and dealings with local individuals and groups, Arch’s efforts are adequate and reasonable in order to obtain approvals necessary relative to the execution of the Black Thunder Mine LOM Plan.

17.7	Local Procurement and Hiring Committments

While not a commitment, the Black Thunder Mine trains and hires applicants from the local communities.

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18.0	Capital and Operating Costs

Arch provided historical operating costs and capital expenditures for the Black Thunder Mine, which were an adequate check and basis for the Black Thunder Mine LOM Plan cost projections. The operating costs and capital expenditures are included in the financial statements that are audited annually by Ernst & Young LLP for Arch’s SEC 10-K reporting. The auditing performed by Ernst & Young, LLP is conducted in accordance with the standards of the Public Company Accounting Oversight Board.

18.1	Capital Expenditures

The Black Thunder Mine will require capital to be expended each year for infrastructure additions/extensions, as well as for mining equipment rebuilds/replacements to continue to produce coal at currently projected annual levels of production.

Arch investments in the Black Thunder Mine, since inception, are considered “Sunk Costs” and as economic returns in this economic analysis are presented only on a forward-looking basis, Sunk Costs are not included in the economic return of the project, as estimated in this study.

Actual capital expenditures for 2018 through October 2021 and projected capital expenditures for November 2021 through 2035, in 2021 dollars, are shown on Figure 18.1-2.

Figure 18.1-2 Historical and Projected LOM Plan Capital Expenditures

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The majority of the capital expenditures shown on Figure 18.1-2 are for maintenance of equipment. The large increase in capital expenditures in 2030 is related to the one-time relocation of a road and railroad to allow mining the coal beneath these surface features.

Black Thunder Mine management has had several years of experience estimating capital expenditures for surface mining and the risk of inaccurate estimates is low. The Black Thunder Mine LOM Plan projected average capital expenditures of $0.19 per ton (including contingency) which is identical to the three-year historical average of $0.19 per ton. Capital expenditure projections per annual ton are estimated to have an accuracy of +/- 25.0 percent.

Contingency costs account for undeveloped scope and insufficient data. Contingency for required major projects and mining equipment is estimated at 10 percent and is intended to cover unallocated costs from lack of detailing in scope items. It is a compilation of aggregate risk from estimated cost areas.

18.2	Operating Costs and Risks

Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, production, and productivity for mining areas in the LOM Plan.  The Black Thunder Mine actual and LOM Plan projected operating costs in dollars and dollars per ton, are shown on Figure 18.2-1.

Figure 18.2-1 Black Thunder Mine Historical and LOM Plan Operating Costs

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Descriptions or explanations of the operating costs considered in the Black Thunder Mine LOM Plan are as follows:

●	Labor cost, which includes wages and benefits for hourly and salary personnel at the mine and material handling systems.
●	Contract mining cost, which includes payments for third party companies providing services for mining activities.
●	Maintenance and supplies costs, which are expenses related to upkeep of mining equipment and associated infrastructure.
●	Tires and tubes costs, which are expenses primarily related to rubber tired mobile equipment.
●	Operating supplies costs, which are various items used for mine operations and the material handling infrastructure.
●	Explosives costs, which are expenses related to blasting overburden rock material.
●	Utilities costs, which are expenses related primarily to the purchase of power to operate electrical equipment in the mine and material handling systems, telephone and data lines, water, and garbage services.
●	Fuels and lubes costs, which are expenses related to diesel fuel, gasoline, motor oil and grease.
●	Equipment leases and rent costs, which are expenses related to equipment leased or rented for office and mining activities.
●	Taxes and insurance costs, which are expenses related to sales taxes on purchased goods and services and to property and liability insurance for risk management purposes.
●	Miscellaneous/contract services costs, which include items such as security services and fines and penalties.

The Black Thunder Mine LOM Plan projected cost of sales of $13.15 per ton is $1.76 per ton higher than the four-year historical average of $11.39 per ton for the Black Thunder Mine. With the long history of cost of sales, no contingency is included, although the accuracy of the LOM Plan projected cost of sales should be considered to be within 15 percent of the historical average.

Capital and Operating Cost Estimation Risk

The Black Thunder Mine has been in operation since 1977 and has had a relatively long period relative to experience with capital and operating costs. Since the mining operation will

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continue in the same coal seam and planned mining conducted in the same manner as historical mining, there is little risk associated with the specific engineering estimation methods used to arrive at projected capital and operating costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19.3.

For purposes of the Preliminary Feasibility Study completed relative to the Black Thunder Mine LOM Plan, capital costs are estimated to an accuracy of +/- 15 percent, with a contingency of 10 percent and operating costs are estimated to an accuracy of +/- 15 percent, with no contingency.

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19.0	Economic Analysis

19.1	Assumptions, Parameters, and Methods

A Preliminary Feasibility Study financial model has been prepared in order to assess the economic viability of the Black Thunder Mine LOM Plan.  Specifically, plans were evaluated using discounted cash flow analysis, which consists of annual revenue projections for the Black Thunder Mine LOM Plan. Cash outflows such as capital, including sustaining capital costs, operating costs, transportation costs, and taxes are subtracted from the inflows to produce the annual cash flow projections. Cash flows are recognized to occur at the end of each period. There is no adjustment for inflation in the financial model, and all cash flows are in 2021 dollars.  WEIR’s study is conducted on an un-levered basis, excluding costs associated with any debt servicing requirements.

To reflect the time value of money, annual net cash flow projections are discounted back to the project valuation date, using a discount rate of 10 percent. The discount rate appropriate to a specific project depends on many factors, including the type of commodity and the level of project risks, such as market risk, technical risk, and political risk. The discounted present value of the cash flows are summed to arrive at the project’s NPV.

Projected cash flows do not include allowance of any potential salvage value.  Additionally, capital previously expended (sunk cost) is not included in the assessment of economic returns.

Arch has indicated that based on accrued Net Operating Losses (NOLs), Arch does not anticipate necessary income tax payments relative to the Black Thunder Mine.  Royalties are forecasted based on mineral lease rates and anticipated mine plan progression through various lease boundaries within the Black Thunder Mine resource area.

In addition to NPV, the Internal Rate of Return (IRR) is also calculated. The IRR is defined as the discount rate that results in an NPV equal to zero. Payback Period is calculated as the time required to achieve positive cumulative cash flow for the project at a 10 percent discount rate. As the Black Thunder Mine is ongoing with no initial investment required (i.e. already sunk cost), payback period is less than one year.

The Preliminary Feasibility Study financial model developed for use in this TRS is meant to evaluate the prospects of economic extraction of coal within the Black Thunder Mine resource

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area.  This economic evaluation is not meant to represent a project valuation. Furthermore, optimization of the LOM Plan was outside of the scope of this engagement.

The actual and Black Thunder Mine LOM Plan coal sales price forecasts used to estimate revenue are shown on Figure 19.1-1.

Figure 19.1-1 Historical and Projected Coal Sales Price

19.2	Economic Analysis and Annual Cash Flow Forecast

Annual cash flow for the Black Thunder Mine LOM Plan is shown on Figure 19.2-1 as follows:

Table 19.2-1 Annual Cash Flow Forecast

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Black Thunder Mine

Prepared for Arch Resources, Inc.

The Black Thunder Mine LOM Plan has an after-tax NPV of $512.0 million, at the base case discount rate of 10 percent (Table 19.2-2). As the Black Thunder Mine is ongoing with no initial investment required (i.e. already sunk cost), the IRR indicates that the project NPV is infinite. Cumulative (undiscounted) cash flow over the LOM Plan is positive, at $730.5 million. The calculated Return on Investment (ROI) is 617 percent.

The after-tax NPV, IRR, cumulative cash flow and ROI are summarized in Table 19.2-2 as follows:

Table 19.2-2 After-Tax NPV, IRR, Cumulative Cash Flow, and ROI

Table 19.2-3 presents key operational statistics for the LOM Plan on an after-tax basis. Over the LOM Plan, the average operating cost is $13.15 per clean ton sold. Operating costs include direct cash costs, other cash costs, and non-cash costs.

Table 19.2-3 Key Operating Statistics

19.3	Sensitivity Analysis

A sensitivity analysis was undertaken to examine the influence of changes to assumptions for coal sales price, operating cost, capital expenditures, and discount rate on the base case after-

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

tax NPV. The sensitivity analysis range (+/- 25 percent) was designed to capture the bounds of reasonable variability for each element analyzed.  The basis for reasonable variability for each element analyzed is summarized as follows:

●	Coal Sales Price - Historical coal sales price variability of 12 percent between 2018 and 2021
●	Operating Cost - Estimated accuracy of +/- 15 percent
●	Capital Costs - Assumed accuracy of +/- 15 percent
●	Discount Rate - based on range of variability from 7.5 to 12.5 percent

Figure 19.3-1 depicts the results of the NPV sensitivity analysis.

Figure 19.3-1 Net Present Value Sensitivity Analysis

2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
-500,000
-1,000,000
-1,500,000
Dollars (000s)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Sales Price
Operating Cost
Capital Expenditures
Discount rate

The chart above shows that the project NPV is most sensitive to changes in coal sales price and operating cost. It is least sensitive to changes in the discount rate and capital expenditures.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

20.0	Adjacent Properties

This TRS does not include any estimates of coal resources or coal reserves associated with adjacent (adverse) properties.

Adjacent properties to the Black Thunder Mine are shown on Figure 1.1-1.

Geological data outside of the Black Thunder Mine Property was provided to WEIR for inclusion in the report analysis.  This data has been used in the geological structure and quality model but is not shown in the data trends related to figures in this report. Utilizing the data outside of the Black Thunder Mine Property ensures that the model is able to trend with known data though the boundary where reserves and resources are estimated. This in turn provides a more realistic estimation on tonnages and quality along the borders of the Black Thunder Mine Property.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

21.0	Other Relevant Data and Information

Conducting a due diligence investigation relative to the mineral and surface rights of Arch’s mining operations was not part of WEIR’s scope of work. This TRS is based on Arch controlling, by lease or ownership, or having the ability to acquire the coal reserves and surface lands necessary to support its mine plans.

The ability of Arch, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner.  Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.

Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring.  It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

22.0	Interpretations and Conclusions

22.1	Summary of Interpretations and Conclusions

Interpretation

Arch has a long operating history of resource exploration, mine development, and mining operations at the Black Thunder Mine, with extensive exploration data including drillholes, and seam elevation measurements supporting the determination of mineral resource and reserve estimates, and projected economic viability.  The data has been reviewed and analyzed by WEIR and determined to be adequate in quantity and reliability to support the coal resource and coal reserve estimates in this TRS.

Conclusion

The coal resource and coal reserve estimates and supporting Preliminary Feasibility Study were prepared in accordance with SEC S-K 1300 requirements. There are 205 million in-place tons of measured and indicated coal resources, exclusive of reserves, and 545 million clean recoverable tons of surface mineable reserves within the Black Thunder Mine LOM Plan, as of December 31, 2021.  Reasonable prospects for economic extraction were established through the development of a Preliminary Feasibility Study relative to the Black Thunder Mine LOM Plan, considering historical mining performance, historical and projected metallurgical coal sales prices, historical and projected mine operating costs, and recognizing reasonable and sufficient capital expenditures.

22.2	Significant Risks and Uncertainties

Risk, as defined for this study, is a hazard, condition, or event related to geology and reserves, mine operations and planning, environmental issues, health and safety, and general business issues that when taken individually, or in combination, have an adverse impact on Arch’s development of the Black Thunder Mine.  Risks can disrupt operations, adversely affect production and productivity, and result in increased operating cost and/or increased capital expenditures.

In the context of this TRS, the likelihood of a risk is a subjective measure of the probability of the risk occurring, recognizing the magnitude of the risk defined as follows:

Low Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, should not have any material adverse effect on the economic viability of the project.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

Moderate Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a detrimental effect on the economic viability of the project.

High Risk indicates that the combined probabilities (low/medium/high) together with the economic impact (minimal/significant/adverse), if conditions exist, could have a seriously adverse effect the economic viability of the project.

Based on a review of available information and discussions with Arch personnel, WEIR identified potential risks associated with the Black Thunder Mine LOM Plan. The risks, WEIR’s assessment of risk magnitude, and comments based on WEIR’s experience with surface mining operations are summarized in Table 22.2-1 as follows:

Table 22.2-1 Black Thunder Mine Risk Assessment Summary

Area of Risk	WEIR Risk Assessment	Comments
Coal Quality	Low	Black Thunder has a long history of meeting customer requirements.
Geology and Coal Reserves	Low	The Wyodak Seam has been extensively mined by the Black Thunder Mine. This mining has not indicated any anomalies in the seam other than normal thinning and thickening, and encountering expected minimal water originating from overlying sandstone strata.
Land Acquisition	Low	No additional land or mineral is necessary to attain or sustain the LOM Plan.
Gas Wells	Low	There are 10 gas wells that will have to be acquired and plugged prior to mining. Black Thunder Mine has successfully acquired, plugged, and mined through gas wells historically.
Highwall Stability	Low to Moderate	The potential for a highwall failure when mining is monitored as a part of the normal mining operation. The highwall angle has been designed based on geotechnical studies to achieve a factor of safety greater than 1.30.
Qualified Employees	Low	The Black Thunder Mine employment is at the maximum level for the LOM Plan. Employment levels will decline throughout the LOM Plan and skilled workers will be retained.
Rail Lines	Low	Historically, the volume of coal transported out of the PRB was much greater than current volumes. The rail line capacity is more than adequate to transport the tonnage in Black Thunder's LOM Plan.
Spontaneous Combustion	Low	Black Thunder does not store coal in open stockpiles and the potential for heating of the coal from spontaneous combustion is low. On shift inspections by management personnel would likely identify any heating events.
Water Inflow	Low to Moderate	There have been areas where the Black Thunder Mine has encountered water inflow from the water-bearing sandstone overburden. Dewatering wells continually address any water encountered to mitigate issues leading to highwall failures.

It is WEIR’s opinion that the majority of the risks can be kept low and/or mitigated with proper engineering, planning and monitoring of the mining operations.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

23.0	Recommendations

The Black Thunder Mine have sufficient geologic exploration data to determine mineral reserves.  Future exploration work will be undertaken by Arch to continuously provide geological data primarily for use by mine operations personnel related to effective implementation of the LOM Plan.  Future exploration work should include what has been historically implemented related to the following:

Geology

●	Have an experienced geologist log core holes, measure core recovery, complete sampling. Geophysically log core holes to verify seam and coal thickness and core recovery.
●	Geophysically log rotary holes to verify strata and coal thickness.
●	Continue to prepare laboratory analysis of any core hole samples.

Mine Plan

●	Continue to monitor the dewatering wells results relative to minimizing groundwater and the impact on highwall stability.

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

24.0	References

References used in preparation of this TRS are as follows:

●	BARR Engineering Co. 2021. Geotechnical Highwall Stability Assessment for the Black Thunder Mine Operation
●	Thunder Basin Coal Company, LLC. 2009 (updated 2018). Ground Control Plan
●	Arch, 2012, Resource Recovery and Protection Plan
●	WYDEP Permit No.233

Websites Referenced:

●	Securities and Exchange Commission - Modernization of Property Disclosures for Mining Registrants - Final Rule Adoption

https://www.sec.gov/rules/final/2018/33-10570.pdf

●	MSHA Data Retrieval Site

https://www.msha.gov/mine-data-retrieval-system

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Technical Report Summary

Black Thunder Mine

Prepared for Arch Resources, Inc.

25.0	Reliance on Information Provided by the Registrant

In preparing this report, WEIR relied upon data, written reports and statements provided by the registrant. It is WEIR’s belief that the underlying assumptions and facts supporting information provided by the registrant are factual and accurate, and WEIR has no reason to believe that any material facts have been withheld or misstated.  WEIR has taken all appropriate steps, in its professional opinion, to ensure information provided by the registrant is reasonable and reliable for use in this report.

The registrant’s technical and financial personnel provided information as summarized in Table 25.1 as follows:

Table 25.1 Information Relied Upon from Registrant

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